
13000350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to ___________

Commission file number 001-09848


ALMOST family

ALMOST FAMILY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**06-1153720**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

9510 Ormsby Station Road, Suite 300, Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 891-1000
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.10 per share	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes☐ No ☒

As of June 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $184,773,403 based on the last sale price of a share of the common stock as of June 30, 2012 ($22.34), as reported by the NASDAQ Global Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 11, 2013
Common Stock, $0.10 par value per share	9,356,216 Shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2013 definitive proxy statement relating to the registrant's Annual Meeting of Stockholders are incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

In this report, the terms "Company," "we," "us" or "our" mean Almost Family, Inc. and all subsidiaries included in our consolidated financial statements.

Special Caution Regarding Forward-Looking Statements

Certain statements contained in this annual report on Form 10-K, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," "assumes," "trends" and similar expressions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company's current plans, expectations and projections about future events. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, the following:

- general economic and business conditions;
- demographic changes;
- changes in, or failure to comply with, existing governmental regulations;
- legislative proposals for healthcare reform;
- changes in Medicare and Medicaid reimbursement levels;
- effects of competition in the markets in which the Company operates;
- liability and other claims asserted against the Company;
- potential audits and investigations by government and regulatory agencies, including the impact of any negative publicity or litigation;
- ability to attract and retain qualified personnel;
- availability and terms of capital;
- loss of significant contracts or reduction in revenues associated with major payer sources;
- ability of customers to pay for services;
- business disruption due to natural disasters or terrorist acts;
- ability to successfully integrate the operations of acquired businesses and achieve expected synergies and operating efficiencies from the acquisition, in each case within expected time-frames or at all;
- significant deterioration in economic conditions and significant market volatility;
- effect on liquidity of the Company's financing arrangements; and,
- changes in estimates and judgments associated with critical accounting policies and estimates.

For a detailed discussion of these and other factors that could cause the Company's actual results to differ materially from the results contemplated by the forward-looking statements, please refer to Item 1A. "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this report. The reader should not place undue reliance on forward-looking statements, which speak only as of the date of this report. Except as required by law, the Company does not intend to publicly release any revisions to forward-looking statements to reflect unforeseen or other events after the date of this report. The Company has provided a detailed discussion of risk factors within this annual report on Form 10-K and various filings with the Securities and Exchange Commission ("SEC"). The reader is encouraged to review these risk factors and filings.

PART I

ITEM 1. BUSINESS

Introduction

Almost Family, Inc. TM and subsidiaries (collectively "*Almost Family*") is a leading, regionally focused provider of home health services. We have service locations in Florida, Kentucky, Ohio, Connecticut, New Jersey, Massachusetts, Missouri, Alabama, Illinois, Pennsylvania and Indiana (in order of revenue significance).

We were incorporated in Delaware in 1985. Through a predecessor merged into the Company in 1991, we have been providing health care services, primarily home health care, since 1976. We reported approximately $349 million of revenues for the year ended December 31, 2012. Unless otherwise indicated, the financial information included in Part I is for continuing operations.

Website Access to Our Reports

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free of charge on our website at www.almostfamily.com as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Information contained on Almost Family's website is not part of this annual report on Form 10-K and is not incorporated by reference in this document.

How We Are Currently Organized and Operate

The Company has two reportable segments, Visiting Nurse Services (VN or Visiting Nurse) and Personal Care Services (PC or Personal Care). Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in Accounting Standards Codification (ASC) Topic 280, *Segment Reporting*.

Our VN segment provides a comprehensive range of Medicare-certified home health nursing services to patients in need of recuperative care, typically following a period of hospitalization or care in another type of inpatient facility. Our services are often provided to patients in lieu of additional care in other settings, such as long term acute care hospitals, inpatient rehabilitation hospitals or skilled nursing facilities. Our nurses, therapists, medical social workers and home health aides work closely with patients and their families to design and implement an individualized treatment response to a physician-prescribed plan of care. Under the umbrella of our "Senior Advocacy" mission, we offer special clinically-based protocols customized to meet the needs of the increasingly medically complex, chronic and co-morbid patient populations we serve. Examples include Frail Elderly Care Management, Optimum Balance, Cardiocare, Orthopedic and Urology. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or hourly basis. Approximately 91% of the VN segment revenues are generated from the Medicare program while the balance is generated from Medicaid and private insurance programs.

Our PC segment provides services in patients' homes primarily on an as-needed, hourly basis. These services include personal care, medication management, meal preparation, caregiver respite and homemaking. Our services are often provided to patients who would otherwise be admitted to skilled nursing facilities for long term custodial care. PC revenues are generated on an hourly basis. Approximately 86% of the PC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

Additional financial information about our segments can be found in Part II, Item 8, "Notes to Consolidated Financial Statements" and related notes included elsewhere in this Form 10-K.

Our View on Reimbursement and Diversification of Risk

Our Company is highly dependent on government reimbursement programs which pay for the majority of the services we provide to our patients. Reimbursement under these programs, primarily Medicare and Medicaid, is subject to frequent changes as policy makers balance constituents' needs for health care services within the constraints of the specific government's fiscal budgets. Medicare and Medicaid, respectively, are consuming a greater percentage of federal and states' budgets, which is exacerbated in times of economic downturn. We believe that these financial issues are cyclical in nature rather than indicative of the long-term prospect for Medicare and Medicaid funding of health care services. Additionally, we believe our services offer the lowest cost alternative to institutional care and are a part of the solution to the federal government's Medicare and states' Medicaid financing problems.

We believe that an important key to our historical success and to our future success is our ability to adapt our operations to meet changes in reimbursement as they occur. One important way in which we have achieved this adaptability in the past, and in which we plan to achieve it in the future, is to maintain some level of diversification in our business mix.

The execution of our business plan will place primary emphasis on the development of our home health operations. As our business grows, we may evaluate opportunities for the provision of other health care services in patients' homes that would be consistent with our Senior Advocacy mission.

Our Business Plan

Our future success depends on our ability to execute our business plan. Over the next three to five years we will try to accomplish the following:

- Generate meaningful same store sales growth through the focused provision of high quality services and attending to the needs of our patients;

- Expand the significance of our home health services by selectively acquiring other quality providers, through the startup of new agencies and potentially by providing new services in patients' homes consistent with our Senior Advocacy mission; and

- Expand our capital base through both earnings performance and by seeking additional capital investments in our Company.

Overview of Our Services

Visiting Nurse Services

Our VN segment services consist primarily of the provision of skilled in-home medical services to patients in need of short-term recuperative health care. Our patients are referred to us by their physicians or upon discharge from a hospital or other type of in-patient facility. We operate 48 Medicare-certified home health agencies with a total of 105 locations. In the year ended December 31, 2012, approximately 91% of our visiting nurse segment revenues were derived from the Medicare program.

Our Visiting Nurse segment provides a comprehensive range of Medicare-certified home health nursing services. We receive payment from Medicare, Medicaid and private insurance companies. Our professional staff includes registered nurses, licensed practical nurses, physical, speech and occupational therapists, and medical social workers. They fulfill medical treatment plans prescribed by physicians. Our professional staff is subject to state licensing requirements in the particular states in which they practice. Para-professional staff members (primarily home health aides) also provide care to these patients.

Our Visiting Nurse segment operations located in Florida normally experience higher admissions during the first quarter and lower admissions during the third quarter than in the other quarters due to seasonal population fluctuations.

Personal Care Services

Our PC segment services are also provided in patients' homes. These services (generally provided by para-professional staff such as home health aides) are generally of a custodial rather than skilled nature. PC revenues are generated on an hourly basis. We currently operate 61 Personal Care locations. In the year ended December 31, 2012, approximately 86% of our personal care segment revenues were derived from the Medicaid program.

Operating Locations

Our operating locations were as follows at December 31:

	2012		2011	
	Branches		Branches	
Geographic Clusters	Visiting Nurse	Personal Care	Visiting Nurse	Personal Care
Southeast				
Florida	44	8	43	7
Alabama	2	-	3	-
Northeast				
Connecticut	4	7	4	7
New Jersey	6	-	4	-
Massachusetts	4	-	4	-
Pennsylvania	2	3	3	3
Midwest				
Kentucky	19	4	19	4
Ohio	14	39	16	39
Missouri	4	-	4	-
Illinois	3	-	4	-
Indiana	3	-	2	-
Total	105	61	106	60

Compensation for Services

We are compensated for our services by (i) Medicare (Visiting Nurse only), (ii) Medicaid, (iii) other third party payors (e.g., insurance companies and other sources), and (iv) private pay (paid by personal funds). The rates of reimbursement we receive from Medicare, Medicaid and other government programs are generally dictated by those programs. In determining charge rates for goods and services provided to our other customers, we evaluate several factors including cost and market competition. We sometimes negotiate contract rates with third party providers such as insurance companies.

Our reliance on government sponsored reimbursement programs makes us vulnerable to possible legislative and administrative regulation changes and budget cut-backs that could adversely affect the number of persons eligible for such programs, the amount of allowed reimbursements or other aspects of the program, any of which could materially affect us. In addition, loss of certification or qualification under Medicare or Medicaid programs could materially affect our ability to effectively market our services.

The following table sets forth our revenues from operations derived from each major payor class during the indicated periods (by percentage of net revenues) for the years ended December 31:

Payor Group	2012	2011	2010
Medicare	70.7%	77.1%	80.9%
Medicaid and Other Government Programs	23.3%	18.5%	14.5%
Insurance and private pay	6.0%	4.4%	4.6%

Medicare revenues are earned only in our VN segment, where they account for 91% of segment revenues. Historical changes in payment sources are primarily a result of changes in the types of customers we attract.

See "Government Regulation" and "Risk Factors." We will monitor the effects of such items and may consider modifications to our expansion and development strategy when and if necessary.

Acquisitions

The Company has completed several acquisitions over the past three years and will continue to seek to acquire other quality providers of Medicare-certified home health and/or personal care services.

Factors which may affect future acquisition decisions include, but are not limited to, the quality and potential profitability of the business under consideration, and our profitability and ability to finance the transaction.

2012 Acquisitions

During the third quarter, we completed two small acquisitions using cash on hand to expand existing VN and PC segment operations.

2011 Acquisitions

On August 5, 2011, we acquired the stock of Cambridge Home Health Care Holdings, Inc. ("Cambridge"). Cambridge owned and operated 37 home health branches in Ohio and Pennsylvania. The total purchase price for the stock was $32.8 million, all of which was funded with cash on hand.

On April 1, 2011, we acquired the assets of the Medicare-certified home health agency owned by Caregivers, Inc. in Ohio. The total purchase price was $5.3 million. The transaction was funded with cash on hand and a promissory note.

2010 Acquisition

On November 2, 2010, we acquired the assets of a small Medicare-certified home health agency owned by Fayette County Memorial Hospital located in Washington Court House, Ohio. The transaction was funded with cash on hand and a promissory note.

Competition, Marketing and Customers

The visiting nurse industry is highly competitive and fragmented. Competitors include larger publicly held companies such as Amedisys, Inc. (NasdaqGS: AMED), Gentiva Health Services, Inc. (NasdaqGS: GTIV), and LHC Group, Inc. (NasdaqGS: LHCG), and numerous privately held multi-site home care companies, privately held single-site agencies and a significant number of hospital-based agencies. Competition for customers at the local market level is very fragmented and market specific. Generally, each local market has its own competitive profile and no one competitor has significant market share across all our markets. To the best of our knowledge, no individual provider has more than 7% share of the national market.

We believe the primary competitive factors are quality of service and reputation among referral sources. We market our services through our site managers and marketing staff. These individuals contact referral sources in their areas to market our services. Major referral sources include: physicians, hospital discharge planners, Offices on Aging, social workers, and group living facilities. We also utilize, to a lesser degree, consumer-direct sales, marketing and advertising programs designed to attract customers.

The personal care industry is likewise highly competitive and fragmented. Competitors include home health providers, senior adult associations, and the private hiring of caregivers. We market our services primarily through our site managers, and we compete by offering a high quality of care and by helping families identify and access solutions for care. Major referral sources include case managers, physicians and hospital discharge planners.

Government Regulation

Medicare Program

Payment Methodology
As shown in "Compensation for Services" above, approximately 71% of our 2012 consolidated net service revenues were derived from the Medicare Program. Medicare reimburses for home health care providers under the Prospective Payment System ("PPS"), which pays a fixed, predetermined rate for services and supplies under an episode of care. An episode of home health care spans a 60-day period, starting with the first day a billable visit is furnished to a Medicare beneficiary and ending 60 days later. If a patient is still in treatment on the 60th day a new episode begins on the 61st day, commonly referred to as a recertification episode, regardless of whether a billable visit is rendered on that day and ends 60 days later. A base episode payment is established by the Medicare Program through federal legislation for all episodes of care ended on or after the applicable time periods detailed below:

Period		Base episode Payment
January 1, 2013 through December 31, 2013	$	2,138
January 1, 2012 through December 31, 2012	$	2,139
January 1, 2011 through December 31, 2011	$	2,192
January 1, 2010 through December 31, 2010	$	2,313

Payment rates are subject to adjustment based on certain variables including, but not limited to: (a) a case mix adjustment, which drives the home health resource group ("HHRG") to which the Medicare patient is assigned based on such factors as the patient's clinical, functional, and services utilization characteristics; (b) geographic wage adjustment, including rural rate add-ons, if any; (c) a payment adjustment based upon the level of therapy services required (thresholds set at 6, 14 and 20 visits); (d) a low utilization payment adjustment ("LUPA") if the number of visits was fewer than five; (e) an outlier payment if our patient's care was unusually costly (capped at 10% of total reimbursement); (f) a partial payment if our patient transferred to another provider or we received a patient from another provider before completing the episode; and (g) the number of episodes of care provided to a patient.

After determining the appropriate PPS payment rate, we record net revenues as services are rendered to patients over the 60-day episode period. At the end of each month, a portion of our revenue is estimated for episodes that have not yet completed, which are generally referred to as episodes in progress. As a result, net service revenues recorded for an episode in progress is subject to change if the actual number of visits differs from the number anticipated at the start of care. Our revenue recognition under the Medicare reimbursement program is discussed in greater detail in Part II, Item 7 "Critical Accounting Policies" and Item 8, "Notes to Consolidated Financial Statements".

Sequestration
Pursuant to the Budget Control Act (BCA) signed into law on August 2, 2011, all Medicare providers, including the Company, were to become subject to rate reductions of up to 2% on January 2, 2013; on that same date, the President signed The American Taxpayer Relief Act of 2012 into law, which delayed sequestration two months to March 1, 2013.

Rebasing and Other Statutory Rate Reductions
The Patient Protection and Affordable Care Act (the ACA), signed into law in March 2010, has adversely impacted our business and it is reasonable to expect it to have an impact on our business in the future. Specifically, the ACA provisions:

- Outlined annual rate reductions from 2011 through 2017 for Medicare reimbursement rates for home health care services we provide to our patients;
- Established statutory reductions to the annual inflationary rate adjustments we would have otherwise received;
- Established certain "productivity" adjustments reducing the reimbursement rates we would have otherwise received;
- Required CMS to recalculate or "rebase" home health reimbursement to more closely align with the costs of providing care;

- Limits any reduction in reimbursement rates resulting from "rebasing" to a maximum of 3.5% per year in each of the four phase-in years; and
- Requires the Medicare Payment Advisory Commission ("MedPac") and the US Department of Health and Human Services (HHS) Secretary to assess and report on the impact of rebasing on access and quality of care.

Home health reimbursement rates have not been "rebased" since the inception of PPS in October 1, 2000. CMS is expected to publish preliminary provisions for "rebasing" in July of 2013. Accordingly, we cannot predict with certainty the impact this "rebasing" work may have when it is completed.

Potential Future Developments in Medicare

While there have been many changes enacted over the past several years, the Congress and/or CMS may take future actions which could have an adverse impact on our business, including possible:

- Acceleration or compressing of rebasing to a period shorter than the currently legislated 2014-2017 four year phase in period;
- Changes in cost sharing between the Program and beneficiaries (i.e. co-pays);
- Removal of or changes to codes in the case-mix system or recalibration of the case-mix system including further case-mix creep coding adjustments, all of which could result in changes to rates under the national standardized 60-day episodic payment;
- Post-acute care bundling;
- Removal or reductions to established statutory reductions to the annual inflationary rate adjustments we would have otherwise received;
- "Productivity" payment reductions to reimbursement rates we would have otherwise received;
- Changes that put providers "at risk" for patient outcomes, and
- Other types of changes of which we may not currently be aware.

We are unable to predict when or whether any of these types of changes may be enacted or what impact, if any, they may have on our business.

Medicaid Reimbursement

As shown in "Compensation for Services" above, approximately 23% of our 2012 consolidated net service revenues were derived from state Medicaid and Other Government Programs, with approximately 13.4%, 6.5% and 2.6% generated from Medicaid reimbursement programs in the states of Ohio, Connecticut and Kentucky, respectively. Net service revenues under such state programs are derived from services provided under a per visit, per hour or unit basis (as opposed to episodic). Revenues are calculated and recorded using payor-specific or patient-specific fee schedules based on the contracted rates.

The financial condition of the Medicaid programs in each of the states in which we operate is cyclical and many currently face significant budget issues. Such states may be expected from time to time to take actions or evaluate taking actions to control the rate of growth of Medicaid expenditures. Among these actions are the following:

- redefining eligibility standards for Medicaid coverage,
- redefining coverage criteria for home and community based care services,
- slowing payments to providers by increasing the minimum time in which payments are made,
- limiting reimbursement rate increases or implementing rate cuts,
- increased utilization of self-directed care alternatives,
- shifting beneficiaries from traditional coverage to Medicaid managed care providers, and
- changing regulations under which providers must operate.

Medicaid programs, while partially federally funded, are administered by the individual states under the broad supervision of CMS. Accordingly, developments typically occur on a state-by-state basis. For example, the state of Ohio is pursuing various changes, including, a project which would shift dually-eligible beneficiaries (covered by both Medicare and Medicaid) into managed care effective July 1, 2013. Connecticut however, moving in the opposite direction, has terminated the use of managed care and has begun administering some of its programs directly. Connecticut's program is frozen and for the moment, they are not admitting any new clients. Due to budget shortfalls, the state of Connecticut's Department of Social Services is charged with implementing a series of rescissions, including a 5% reduction in spending in the Connecticut Homecare Program for Elders. However, no specific guidance on how or when such rescissions will be effective has been issued. The other states in which we operate, while currently less material to our overall business, may elect to make similar or different changes in their programs. Any such changes, if enacted, could adversely impact our operations.

Medicare and Medicaid Reimbursement Summary

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic periods of change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted as discussed elsewhere in this document and proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures. Such governmental payors provide for approximately 96% of our consolidated net service revenues, including Medicare Advantage plans run by private insurers which are also dependent on federal funding.

We expect legislators and government officials to continuously review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. We expect legislative changes intended to "balance the budget" and slow the annual rate of growth of Medicare and Medicaid to continue. Such future changes may further impact reimbursement for our services. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on our operations.

Governments might take or consider taking further actions because the number of Medicare and Medicaid beneficiaries and their related expenditures are growing at a faster rate than the governments' revenue. Medicare and Medicaid are consuming increasing percentages of budgets and may expand further driven by state based exchanges resulting from the ACA and implementing regulations. Health care financing issues are exacerbated when revenues slow in a down economy. We believe that these financing issues are cyclical in nature rather than indicative of the long-term prospect for Medicare and Medicaid funding of health care services for the populations we serve. Additionally, we believe our services offer the lowest cost alternative to institutional care and are a critical part of the solution to our nation's health care financing problems.

Given the broad and far reaching implications of all the changes in the rapidly evolving environment in which we operate, the incomplete nature of these changes, the pace at which the changes are taking place and the prospects for future changes to be made, we cannot predict the ultimate impact, which may be material and adverse, that health care reform efforts and resulting Medicare and Medicaid reimbursement rates will have on our liquidity, our results of operations, the realizability of the carrying amounts of our intangible assets, including goodwill, or our financial condition. Further, we are unable to predict what effect, if any, such material adverse effect, if it were to occur, might have on our ability to continue to comply with the financial covenants of our revolving credit facility and our ability to continue to access debt capital through that facility.

Permits and Licensure

Many states require companies providing certain health care services to be licensed as home health agencies. In addition, certain health care practitioners employed by us require state licensure and/or registration and must comply with laws and regulations governing standards of practice. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could adversely affect our business. We believe we are currently licensed appropriately where required by the laws of the states in which we operate. There can be no assurance that either the states or the federal government will not impose additional regulations upon our activities which might adversely affect our results of operations, financial condition, or liquidity.

Certificates of Need

Certain states require companies providing health care services to obtain a certificate of need issued by a state health-planning agency. Where required by law, we have obtained certificates of need from those states. There can be no assurance that we will be able to obtain any certificates of need which may be required in the future if we expand the scope of our services or if state laws change to impose additional certificate of need requirements, and any attempt to obtain additional certificates of need will cause us to incur certain expenses.

Medicare and Medicaid Participation

Effective March 25, 2011, CMS implemented new enrollment regulations which were a response to aspects of the ACA designed to enhance enrollment procedures to protect against fraud. The regulations authorize the establishment of risk categories with risk level dictating the enrollment screening activities, i.e., more rigorous screening as the perceived risk increases. For Medicare, there are three categories of providers i.e., "limited," "moderate," or "high" risk, and CMS has placed newly enrolling home health agencies in the "high risk" category, with existing enrolled home health agencies categorized as "moderate risk." In addition to the low risk provider screening procedures, providers in the moderate risk category will be subject to unannounced site visits. For high risk providers, any individual with a 5% or more ownership interest will be subject to fingerprint-based criminal history record checks. Additionally, the new regulations authorize Medicare and state Medicaid agencies to impose temporary enrollment moratoria for a particular type of provider if determined to be necessary to combat fraud, waste, or abuse. To the extent that home health agencies are subject to a moratorium, any newly enrolling home health agency, including any change of ownership subject to the 36 month rule, and any expansion to add a branch would be affected by the moratorium.

Other Regulations

A series of laws and regulations dating back to the Omnibus Budget Reconciliation Act of 1987 ("OBRA 1987") and through the ACA and related subsequent legislation have been enacted and apply to us. Changes in applicable laws and regulations have occurred from time to time since OBRA 1987 including reimbursement reductions and changes to payment rules. Changes are also expected to occur continuously for the foreseeable future.

As a provider of services under Medicare and Medicaid programs, we are subject to the Medicare and Medicaid anti-kickback statute and other "fraud and abuse laws." The anti-kickback statute prohibits any bribe, kickback, rebate or remuneration of any kind in return for, or as an inducement for, the referral of Medicare or Medicaid patients. We may also be affected by the Federal physician self-referral prohibition, known as the "Stark" law, which, with certain exceptions, prohibits physicians from referring patients to entities in which they have a financial interest or from which they receive financial benefit. Penalties for violations of the federal Stark law include payment sanctions, civil monetary penalties, and/or program exclusion. Many states in which we operate have adopted similar self-referral laws, as well as laws that prohibit certain direct or indirect payments or fee-splitting arrangements between health care providers, if such arrangements are designed to induce or to encourage the referral of patients to a particular provider.

As a result of the Health Insurance Portability and Accountability Act of 1996 and other legislative and administrative initiatives, Federal and state enforcement efforts against the health care industry have increased dramatically, subjecting all health care providers to increased risk of scrutiny and increased compliance costs.

We are subject to routine and periodic surveys, audits and investigations by various governmental agencies. In addition to surveys to determine compliance with the conditions of participation, CMS has engaged a number of contractors (including Fiscal Intermediaries, Recovery Audit Contractors, Program Safeguard Contractors, Zone Program Integrity Contractors, and Medicaid Integrity Contributors) to conduct audits to evaluate billing practices and identify overpayments. In addition to audits by CMS contractors, individual states are implementing similar programs such as using Medicaid Recovery Audit Contractors. We believe that we are in material compliance with applicable laws. However, we are unable to predict what additional government regulations, if any, affecting our business may be enacted in the future, how existing or future laws and regulations might be interpreted or whether we will be able to comply with such laws and regulations either in the markets in which we presently conduct, or wish to commence, business.

Insurance Programs and Costs

We bear significant insurance risk under our large-deductible workers' compensation insurance program and our self-insured employee health program. Under the workers' compensation insurance program, we bear risk up to $400,000 per incident, after which stop-loss coverage is maintained.

We purchase stop-loss insurance for the employee health plan that places a specific limit, generally $100,000, on our exposure for any individual covered life. The ACA also includes regulatory changes related to employer sponsored health insurance benefit plans, the most significant of which are effective for the Company January 1, 2014, absent legislative action to prevent it. Management is currently working to evaluate the implications of these changes and to develop appropriate courses of action for the Company. At this time we are unable to predict the impact of such changes on our health insurance benefit programs or the costs of such programs to the Company.

Malpractice and general patient liability claims for incidents which may give rise to litigation have been asserted against us by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. We are aware of incidents that have occurred through December 31, 2012, that may result in the assertion of additional claims. We currently carry professional and general liability insurance coverage (on a claims made basis) for this exposure with no deductible.

We also carry D&O coverage for potential claims against our directors and officers, including securities actions, with deductibles ranging from $100,000 to $250,000 per claim.

Total premiums, excluding estimated exposure to claims and deductibles, for all our non-health insurance programs were approximately $2,173,000 for the contract year ended March 31, 2012. On April 1, 2012, we completed our renewal for the contract year ending May 31, 2013 with total estimated premiums of $2,465,000.

We record estimated liabilities for our insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. We monitor our estimated insurance-related liabilities and related insurance recoveries on a monthly basis and as required by Accounting Standards Update ("ASU") 2010-24, *Health Care Entities (Topic 954): Presentation of Insurance Claims and Related Insurance Recoveries,* have recorded amounts due under insurance policies in other current assets, while recording the estimated carrier liability in other current liabilities in our consolidated balance sheets. As facts change, it may become necessary to make adjustments that could be material to our results of operations and financial condition.

We believe that our present insurance coverage is adequate. As part of our on-going risk management, regulatory compliance and cost control efforts, we continually seek alternatives that might provide a different balance of cost and risk, including potentially accepting additional self-insurance risk in lieu of higher premium costs.

Executive Officers of the Registrant

See Part III, Item 10 of this Form 10-K for information about the Company's executive officers.

Employees and Labor Relations

As of December 31, 2012, we had approximately 8,000 employees. None of our employees are represented by a labor organization. We believe our relationship with our employees is satisfactory.

ITEM 1A. RISK FACTORS

Described below and elsewhere in this report are risks, uncertainties and other factors that can adversely affect our business, results of operations, cash flow, liquidity or financial condition. Investing in our common stock involves a degree of risk. You should consider carefully the following risks, as well as other information in this filing and the incorporated documents before investing in our common stock.

Risks Related to Our Industry

Complying with health care reform legislation and the implementing regulations and programmatic guidelines could have a material adverse impact on our results of operations or financial condition in ways not currently anticipated by us.

The US Congress has been pursuing a comprehensive reform of the US health care system since early 2009. Refer to Part I, Item 1, "Government Regulation" for further discussion. Very often, sweeping new legislation is followed by subsequent legislation to address previously unanticipated consequences, or to further define provisions that were too vague to implement based on the language of the original legislation and by legal actions to challenge its constitutionality. In our view it is reasonable to expect this to occur over the next few years. As a result of the broad scope of the ACA and related legislation, the significant changes it will effect in the healthcare industry and society generally, and the complexity of the technical issues it addresses, we are unable to predict, at this time, all the ramifications the ACA and the implementing regulations may have on our business as a health care provider or a sponsor of an employee health insurance benefit plan. The ACA and implementing regulations and programmatic guidelines could have a material adverse impact on our results of operations or financial condition in ways not currently anticipated by us.

Additionally, we may be unable to take actions to mitigate any or all of the negative implications of the ACA and implementing regulations or programmatic guidelines which may result in unfavorable earnings, losses, or impairment charges.

The ACA and related subsequent legislation may be modified through future legislative action or judicial challenge. We can provide you with no assurance that the ultimate outcome of the ACA, health care reform efforts and/or the federal budget and resulting Medicare reimbursement rates will not have a material adverse effect on our liquidity, our results of operation, the realizability of the carrying amounts of our intangible assets, including goodwill, or our financial condition. Further, we are unable to predict what effect, if any, such material adverse effect, if it were to occur, might have on our ability to continue to comply with the financial covenants of our revolving credit facility and our ability to continue to access debt capital through that facility.

Current economic conditions including the status of Federal and State budgets and the related implications on capital markets may have a material adverse effect on our future results of operations and financial condition, as well as our ability to access credit and capital.

As widely reported, global capital and credit markets continue their recovery from the 2008 and 2009 recession, which included the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. The recession resulted in severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. Although economic recovery continues, there can be no assurance that the current economic recovery can be sustained or that there will not be further deterioration in credit and financial markets and confidence in economic conditions. While the ultimate outcome of these events and/or recovery cannot be predicted, they may have a material adverse effect on the Company. Economic conditions (and stimulus efforts by the Federal government) have caused significant Federal and state budget deficits. Efforts to reduce spending at the Federal and/or state levels may result in reductions in reimbursement by Medicare, Medicaid and other third-party payors along with tax increases, which may in turn result in decreased revenue growth and a decrease in our profitability. Our contractors and suppliers may also be negatively impacted by these conditions and our ability to provide patient care at a lower cost may diminish and reduce our profitability. Future disruptions in the credit and capital markets may restrict our access to capital. As a result, our ability to incur additional indebtedness to fund acquisitions and operations may be constrained. If the economic conditions deteriorate or do not continue to improve, our results of operations or financial condition could be materially and adversely affected.

Our profitability depends principally on the level of government-mandated payment rates. Reductions in rates, or rate increases that do not cover cost increases, may adversely affect our business.

We generally receive fixed payments from Medicare and Medicaid for our services based on the level of care that we provide patients. Consequently, our profitability largely depends upon our ability to manage the cost of providing services. Although current Medicare legislation provides for an annual adjustment of the various payment rates based on the increase or decrease of the medical care expenditure category of the Consumer Price Index, these Medicare payment rate increases may be less than actual inflation or could be eliminated or reduced in any given year. Consequently, if our cost of providing services, which consists primarily of labor costs, is greater than the respective Medicare or Medicaid payment rate, our profitability would be negatively impacted.

"Rebasing" of Medicare Reimbursement rates for home health care could adversely affect our business.

As previously disclosed, the ACA requires a rebasing of home health reimbursement rates phased in over four years from 2014 through 2017. These provisions require CMS to recalculate or "rebase" home health reimbursement to more closely align with the costs of providing care. Any reduction in reimbursement rates resulting from rebasing cannot exceed 3.5% per year in each of the four phase-in years. There are certain requirements for MedPac and the HHS Secretary to assess and report on the impact of rebasing on access and quality of care. Home health reimbursement rates have not been rebased since the inception of the prospective payment system in October 1, 2000. Additionally, the Congress or CMS may take actions that could change the timing of implementation of rebasing. Accordingly, we cannot predict with certainty the impact rebasing of home health reimbursement rates may have when it is completed.

If any of our agencies fail to comply with the conditions of participation in the Medicare program, that agency could be terminated from the Medicare program, which would adversely affect our net service revenue and profitability.

Each of our home care agencies must comply with the extensive conditions of participation in the Medicare program. If any of our agencies fail to meet any of the Medicare conditions of participation, that agency may receive a notice of deficiency from the applicable state surveyor. If that agency then fails to institute a plan of correction to correct the deficiency within the correction period provided by the state surveyor, that agency could be terminated from the Medicare program. Additionally, failure to comply with the conditions of participation related to enrollment could result in a deactivation or revocation of billing privileges. To the extent that billing privileges are revoked there is a mandated one to three-year bar to re-enrollment. The failure to pass a site verification visit, for example, could result in a revocation of billing privileges with a mandated two-year bar to re-enrollment. Although the revocation would only immediately affect the particular enrollment subject to the revocation, CMS has indicated that following a revocation it will review the enrollment files for providers under common ownership or control to determine if a similar sanction is warranted for any of the other related providers. Any termination of one or more of our home care agencies from the Medicare program for failure to satisfy the program's conditions of participation could adversely affect our net service revenue and profitability.

Any changes to the laws and regulations governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.

The federal government and the states in which we operate regulate our industry extensively. The laws and regulations governing our operations, along with the terms of participation in various government programs, regulate how we do business, the services we offer, and our interactions with patients and the public. These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws and regulations, or their interpretations, or the enactment of new laws or regulations could reduce our profitability by:

- increasing our liability;
- increasing our administrative and other costs;
- increasing or decreasing mandated services;
- forcing us to restructure our relationships with referral sources and providers; or
- requiring us to implement additional or different programs and systems.

Violation of the laws governing our operations, or changes in interpretations of those laws, could result in the imposition of fines, civil or criminal penalties, the termination of our rights to participate in federal and state-sponsored programs, the suspension or revocation of our licenses, or claims for damages. If we become subject to material fines or if other sanctions or other corrective actions are imposed on us, we might suffer a substantial reduction in profitability.

We have been and could become the subject of governmental investigations, claims and litigation.

The Company has been the subject of a number of civil investigations, and qui tam or "whistleblower" suits relating to its Medicare-reimbursed operations. For further discussion of investigations and lawsuits, please refer to Part I, Item 3, "Legal Proceedings" and Part II, Item 8, "Notes to Consolidated Financial Statements". Many of these were similar to investigations and claims relating to other providers of home health services. We may become, or unknown to us may already be, the subject of investigations, qui tams, or lawsuits that could have a material adverse effect on our financial position, results of operation and liquidity.

Governmental agencies and their agents, such as the Medicare Administrative Contractors, fiscal intermediaries and carriers, as well as the OIG, CMS and state Medicaid programs, conduct audits of our health care operations. Depending on the nature of the conduct found in such audits and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material adverse effect on our financial position, results of operation and liquidity.

For example, home health providers, including the Company, have received pre-pay Additional Development Requests ("ADRs") from the Palmetto Government Benefits Administration ("PGBA") as a result of additional CMS funding allocations to the Medicare Administrative Contractors ("MACs") to conduct pre-payment reviews. The ADRs were both general and focused in nature. The PGBA acts as one of our four fiscal intermediaries, but processes the majority of our claims. We would expect the issuance of ADRs to continue in the future. If such ADRs or similar audits result in reimbursement adjustments, we may suffer reduced profitability.

If we are unable to maintain relationships with existing patient referral sources or to establish new referral sources, our growth and profitability could be adversely affected.

Our success depends significantly on referrals from physicians, hospitals, case managers and other patient referral sources in the communities that our home care agencies serve, as well as on our ability to maintain good relationships with these referral sources. Our referral sources are not contractually obligated to refer home care patients to us and may refer their patients to other providers. Our growth and profitability depend on our ability to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of the benefits of home care by our referral sources and their patients. We cannot assure you that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of, or failure to maintain, existing relationships or our failure to develop new relationships could adversely affect our ability to expand our operations and operate profitably.

We are subject to federal and state laws that govern our financial relationships with physicians and other healthcare providers, including potential or current referral sources.

We are required to comply with federal and state laws, generally referred to as "anti-kickback laws," that prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to encourage the referral of patients to a particular provider for medical services. We are also required to comply with the "Stark" law, which places restrictions on physicians who refer patients to entities in which they have a financial interest or from which they receive financial benefit. In addition to the federal anti-kickback and Stark laws, some of the states in which we operate have enacted laws prohibiting certain business relationships between physicians and other providers of healthcare services. We currently have contractual relationships with certain physicians who provide consulting services to our Company. Many of these physicians are current or potential referral sources. Although we believe our physician consultant arrangements currently comply with state and federal anti-kickback and Stark laws, we cannot assure you that courts or regulatory agencies will not interpret these laws in ways that will implicate our physician consultant arrangements. Violations of anti-kickback and similar laws could lead to fines or sanctions, including under the False Claims Act, that may have a material adverse effect on our operations.

We may be subject to substantial malpractice or other similar claims.

The services we offer involve an inherent risk of professional liability and related substantial damage awards. On any given day, we have thousands of nurses, therapists and other direct care personnel driving to and from patients' homes where they deliver medical and other care. Due to the nature of our business, we and the caregivers who provide services on our behalf may be the subject of medical malpractice claims. These caregivers could be considered our agents, and, as a result, we could be held liable for their medical negligence. We cannot predict the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain patients and employees. We maintain malpractice and various other liability insurance or re-insurance policies and are responsible for deductibles and, as applicable, amounts in excess of the limits of our coverage. Although we contract with highly rated carriers, we cannot guarantee collection of amounts expected to be recovered under various insurance or reinsurance policies.

Delays in reimbursement may cause liquidity problems.

Our business is characterized by delays in reimbursement from the time we provide services to the time we receive reimbursement or payment for these services. Data submission requirements change from time to time for payors or payments to us may be delayed pending additional data or documentation requests by the fiscal intermediary, or our ability to effectively respond to such requirements may delay our payment cycle. If we have information system problems or issues that arise with Medicare or Medicaid, we may encounter delays in our payment cycle. Such a timing delay may cause working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. System problems, Medicare or Medicaid issues or industry trends may extend our collection period, adversely impact our working capital. Our working capital management procedures may not successfully negate this risk. There are often timing delays when attempting to collect funds from Medicaid programs. Delays in receiving reimbursement or payments from these programs may adversely impact our working capital.

Our industry is highly competitive.

Our home health care agencies compete with local and regional home health care companies, hospitals, nursing homes, and other businesses that provide home nursing services, some of which are large established companies that have significantly greater resources than we do. Our primary competition comes from local companies in each of our markets, and these privately-owned or hospital-owned health care providers vary by region and market. We compete based on the availability of personnel; the quality, expertise, and value of our services; and in select instances, on the price of our services. Increased competition in the future from existing competitors or new entrants may limit our ability to maintain or increase our market share. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse impact on our business, financial condition, or results of operations.

Some of our existing and potential new competitors may enjoy greater name recognition and greater financial, technical, and marketing resources than we do. This may permit our competitors to devote greater resources than we can to the development and promotion of services. These competitors may undertake more far-reaching and effective marketing campaigns and may offer more attractive opportunities to existing and potential employees and services to referral sources.

We expect our competitors to develop new strategic relationships with providers, referral sources, and payors, which could result in increased competition. The introduction of new and enhanced service offerings, in combination with industry consolidation and the development of strategic relationships by our competitors, could cause a decline in revenue or loss of market acceptance of our services or make our services less attractive. Additionally, we compete with a number of non-profit organizations that can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to us.

We expect that industry forces will continue to have an impact on our business and that of our competitors. In recent years, the health care industry has undergone significant changes driven by efforts to reduce costs, and we expect these cost containment measures to continue in the future. Frequent regulatory changes in our industry, including reductions in reimbursement rates and changes in services covered, have increased competition among home health care providers. If we are unable to react competitively to new developments, our operating results may suffer.

A shortage of qualified registered nursing staff, physical therapists, occupational therapists and other caregivers could adversely affect our ability to attract, train and retain qualified personnel and could increase operating costs.

We rely significantly on our ability to attract and retain caregivers who possess the skills, experience, and licenses necessary to meet the requirements of our patients. We compete for personnel with other providers of health care services. Our ability to attract and retain caregivers depends on several factors, including our ability to provide these caregivers with attractive assignments and competitive benefits and salaries. We cannot assure you that we will succeed in any of these areas. In addition, there are occasional shortages of qualified healthcare personnel in some of the markets in which we operate. As a result, we may face higher costs of attracting caregivers and providing them with attractive benefit packages than we originally anticipated, and if that occurs, our profitability could decline. Finally, although this is currently not a significant factor in our existing markets, if we expand our operations into geographic areas where healthcare providers have historically unionized, we cannot assure you that the negotiation of collective bargaining agreements will not have a negative effect on our ability to timely and successfully recruit qualified personnel. Generally, if we are unable to attract and retain caregivers, the quality of our services may decline, and we could lose patients and referral sources.

Risks Related to Our Business

We depend on government sponsored reimbursement programs with Medicare accounting for the largest portion of our revenues.

For the years ended December 31, 2012, 2011 and 2010, we received 71%, 77% and 81%, respectively, of our revenue from Medicare. Reductions in Medicare reimbursement have historically and may continue to adversely impact our profitability. Such reductions in payments to us could be caused by:

- administrative or legislative changes to the base episode rate;
- the elimination or reduction of annual rate increases based on medical inflation;
- the imposition by Medicare of co-payments or other mechanisms shifting responsibility for a portion of payment to beneficiaries;
- adjustments to the relative components of the wage index;
- changes to or imposition of regulations impacting our case mix or therapy thresholds; or
- other adverse changes to the way we are paid for delivering our services.

Our non-Medicare revenues and profitability also are affected by the continuing efforts of third-party payors to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services, and negotiating reduced contract pricing. Any changes in reimbursement levels from these third-party payor sources and any changes in applicable government regulations could have a material adverse effect on our revenues and profitability. We can provide no assurance that we will continue to maintain the current payor or revenue mix.

Our reliance on government sponsored reimbursement programs such as Medicare and Medicaid makes us vulnerable to possible legislative and administrative regulations and budget cut-backs that could adversely affect the number of persons eligible for such programs, the amount of allowed reimbursements or other aspects of the programs, any of which could materially affect us. In addition, loss of certification or qualification under Medicare or Medicaid programs could materially affect our ability to effectively market our services.

We have a significant dependence on state Medicaid reimbursement programs.

Approximately 23%, 19% and 15% of our 2012, 2011 and 2010 revenues, respectively, were derived from state Medicaid and other government programs, many of which currently face significant budget issues. Further, the acquisitions completed by us in 2011 increased our dependence on Medicaid reimbursement. Specifically, for the year ended December 31, 2012, approximately 13.4%, 6.5% and 2.6% of our revenues were generated from

Medicaid reimbursement programs in the states of Ohio, Connecticut and Kentucky, respectively. Such amounts for the year ended December 31, 2011, were approximately 8.7%, 6.1% and 2.7%, respectively and 4.1%, 6.0% and 3.1%, respectively for the year ended December 31, 2010.

The financial condition of the Medicaid programs in each of the states in which we operate is cyclical and many may be expected from time to time to take actions or evaluate taking actions to control the rate of growth of Medicaid expenditures. Among these actions are the following:

- redefining eligibility standards for Medicaid coverage,
- redefining coverage criteria for home and community based care services,
- slowing payments to providers by increasing the minimum time in which payments are made,
- limiting reimbursement rate increases,
- increased utilization of self-directed care alternatives,
- shifting beneficiaries from traditional coverage to Medicaid managed care providers, and
- changing regulations under which providers must operate.

States may be expected to address these issues because the number of Medicaid beneficiaries and their related expenditures are growing at a faster rate than the government's revenue. Medicaid is consuming a greater percentage of states' budgets. This issue is exacerbated when revenues slow in a slowing economy. It is possible that the actions taken by the state Medicaid programs in the future could have a significant unfavorable impact on our results of operations, financial condition and liquidity.

Migration of our Medicare beneficiary patients to Medicare managed care providers could negatively impact our operating results.

Historically, we have generated a substantial portion of our revenue from the Medicare fee-for-service market. The Congress continues to allocate significant additional funds and other incentives to Medicare managed care providers in order to promote greater participation in those plans by Medicare beneficiaries. If these increased funding levels have the intended result, the size of the potential Medicare fee-for-service market could decline, thereby reducing the size of our potential patient population, which could cause our operating results to suffer.

Our growth strategy depends on our ability to manage growing and changing operations.

Our business plan calls for significant growth in our business over the next several years. This growth will place significant demands on our management and information technology systems, internal controls, and financial and professional resources. In addition, we will need to further develop our financial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems, and expanding our information technology infrastructure. Our inability to manage growth effectively could have a material adverse effect on our financial results.

Our growth strategy depends on our ability to develop and to acquire additional agencies on favorable terms and to integrate and operate these agencies effectively. If we are unable to do so, our future growth and operating results could be negatively impacted.

With regard to development, we expect to continue to open agencies in our existing and new markets. Our new agency growth, however, will depend on several factors, including our ability to:

- obtain locations for agencies in markets where need exists;
- identify and hire a sufficient number of sales personnel and appropriately trained home care and other health care professionals;
- obtain adequate financing to fund growth; and
- operate successfully under applicable government regulations.

With regard to acquisitions, we are focusing significant time and resources on the acquisition of home healthcare providers, or of certain of their assets, in targeted markets. We may be unable to identify, negotiate, and complete suitable acquisition opportunities on reasonable terms. We may incur future liabilities related to acquisitions. Should any of the following problems, or others, occur as a result of our acquisition strategy, the impact could be material:

- difficulties integrating personnel from acquired entities and other corporate cultures into our business;
- difficulties integrating information systems;
- the potential loss of key employees or referral sources of acquired companies or a reduction in patient referrals by hospitals from which we have acquired home health care agencies;
- the assumption of liabilities and exposure to undisclosed liabilities of acquired companies;
- the acquisition of an agency with undisclosed compliance problems;
- the diversion of management attention from existing operations;
- difficulties in recouping partial episode payments and other types of misdirected payments for services from the previous owners; or
- an unsuccessful claim for indemnification rights from previous owners for acts or omissions arising prior to the date of acquisition.

CMS has placed certain limitations on the sale or transfer of the Medicare Provider Agreement for any Medicare-certified home health agency that has been in existence for less than 36 months or that has undergone a change of ownership in the last 36 months. This limitation may reduce the number of home health agencies that otherwise would have been available for acquisition and may limit our ability to successfully pursue our acquisition strategy.

We may require additional capital to pursue our acquisition strategy.

At December 31, 2012, we had cash and cash equivalents of approximately $26.1 million and additional borrowing capacity of approximately $91.4 million. Based on our current plan of operations, including acquisitions, we cannot assure you that this amount will be sufficient, nor continue to be fully available, to support our current growth strategies. We cannot readily predict the timing, size, and success of our acquisition efforts and the associated capital commitments. If we do not have sufficient cash resources, our growth could be limited unless we obtain additional equity or debt financing.

We last issued additional shares of our common stock in the third quarter of 2009, other than in conjunction with employee benefit plans. At some future point, we may elect to issue additional equity or debt securities in conjunction with raising capital or completing an acquisition. We cannot assure you that such issuances will not be dilutive to existing shareholders. Conversely, our board may approve stock repurchase programs in the future, which may use funds previously otherwise available for the pursuit of growth.

Our business depends on our information systems. Our inability to effectively integrate, manage, and keep secure our information systems could disrupt our operations.

Our business depends on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, processing claims, reporting financial results, measuring outcomes and quality of care, managing regulatory compliance controls, and maintaining operational efficiencies. These systems include software developed in-house and systems provided by external contractors and other service providers. To the extent that these external contractors or other service providers become insolvent or fail to support the software or systems, our operations could be negatively affected. Our agencies also depend upon our information systems for accounting, billing, collections, risk management, quality assurance, payroll, learning management and other information. If we experience a reduction in the performance, reliability, or availability of our information systems, our operations and ability to process transactions and produce timely and accurate reports could be adversely affected.

Our information systems and applications require continual maintenance, upgrading, and enhancement to meet our operational needs. Our acquisitions require transitions and integration of various information systems. We regularly upgrade and expand our information systems' capabilities. If we experience difficulties with the transition and integration of information systems or are unable to implement, maintain, or expand our systems properly, we could suffer from, among other things, operational disruptions, regulatory problems, working capital disruptions and increases in administrative expenses.

Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and patient data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Our security measures may be inadequate to prevent security breaches, and our business operations would be negatively impacted by cancellation of contracts and loss of patients if security breaches are not prevented.

Further, our information systems are vulnerable to damage or interruption from fire, flood, natural disaster, power loss, telecommunications failure, break-ins and similar events. A failure to implement our disaster recovery plans or ultimately restore our information systems after the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations. Because of the confidential health information we store and transmit, loss of electronically-stored information for any reason could expose us to a risk of regulatory action, litigation, possible liability and loss.

We face additional federal requirements in the transmission and retention and protection of health information.

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") was enacted to ensure that employees can retain and at times transfer their health insurance when they change jobs and to simplify healthcare administrative processes. The enactment of HIPAA expanded protection of the privacy and security of personal medical data and required the adoption of standards for the exchange of electronic health information. Among the standards that the Secretary of Health and Human Services has adopted pursuant to HIPAA are standards for electronic transactions and code sets, unique identifiers for providers, employers, health plans and individuals, security and electronic signatures, privacy and enforcement. Failure to comply with HIPAA could result in fines and penalties that could have a material adverse effect on us.

The Health Information Technology for Economic and Clinical Health Act (HITECH Act), effective February 22, 2010, sets forth health information security breach notification requirements. The HITECH Act requires patient notification for all breaches, media notification of breaches of over 500 patients and at least annual reporting of all breaches to the Secretary of HHS. The HITECH Act also includes 4 tiers of sanctions for breaches ($100 to $1.5 million). Failure to comply with HITECH could result in fines and penalties that could have a material adverse effect on us.

We develop our clinical software system in-house. Failure of, or problems with, our system could harm our business and operating results.

We develop and utilize a proprietary clinical software system to collect assessment data, log patient visits, generate medical orders, and monitor treatments and outcomes in accordance with established medical standards. The system integrates billing and collections functionality as well as accounting, human resource, payroll, and employee benefits programs provided by third parties. Problems with, or the failure of, our technology and systems could negatively impact data capture, billing, collections, and management and reporting capabilities. Any such problems or failures could adversely affect our operations and reputation, result in significant costs to us, and impair our ability to provide our services in the future. The costs incurred in correcting any errors or problems may be substantial and could adversely affect our profitability.

We depend on outside software providers.

We depend on the proper functioning and availability of our information systems in operating our business, some of which are provided by outside software providers. These information systems and applications require continual maintenance, upgrading, and enhancement to meet our operational needs. If our providers are unable to maintain or expand our information systems properly, we could suffer from operational disruptions and an increase in administrative expenses, among other things.

Our insurance coverage may not be sufficient for our business needs and/or the cost of such coverage may adversely impact our results of operations.

We bear significant insurance risk under our large-deductible workers' compensation insurance program and our self-insured employee health program. We also carry D&O coverage for potential claims against our directors and officers, including securities actions. For additional information, please refer to Part I, Item 1, "Insurance Programs and Costs" and Part II, Item 8, "Notes to Consolidated Financial Statements". Claims made to date or in the future may exceed the limits of such insurance, if any. Such claims, if successful and in excess of such limits, could have a material adverse effect on our ability to conduct business or on our assets. Benefits provided by our employer sponsored health insurance plan may require changes as a result of the ACA or other regulatory action. Such changes may have an adverse impact on our operating results.

Our insurance coverage also includes fire, property damage, and general liability with varying limits. Although we maintain insurance consistent with industry practice, we cannot assure you that the insurance we maintain will satisfy claims made against us. In addition, as a result of operating in the home healthcare industry, our business entails an inherent risk of claims, losses and potential lawsuits alleging employee accidents that may occur in a patient's home. Finally, insurance coverage may not continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms. Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business.

We estimate Medicare and Medicaid liabilities that may be payable by us in the future. These liabilities may be subject to audit or further review, and we may owe additional amounts beyond what we expect and have reserved.

The Company is paid for its services primarily by federal and state third-party reimbursement programs, commercial insurance companies, and patients. Revenues are recorded at established rates in the period during which the services are rendered. Appropriate allowances are recorded when the services are rendered, if necessary, to give recognition to third party payment arrangements.

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. It is common for issues to arise related to: 1) medical coding, particularly with respect to Medicare, 2) patient eligibility, particularly related to Medicaid; and 3) other reasons unrelated to credit risk, all of which may result in adjustments to recorded revenue amounts. Management continuously evaluates the potential for revenue adjustments and when appropriate provides allowances for losses based upon the best available information. There is at least a reasonable possibility that recorded estimates could change by material amounts in the near term.

We depend on the services of our executive officers and other key employees.

Our success depends upon the continued employment of certain members of our senior management team, including our Chairman and Chief Executive Officer, William B. Yarmuth, and our other named executive officers. We also depend upon the continued employment of the individuals that manage several of our key functional areas, including operations, business development, accounting, finance, human resources, marketing, information systems, contracting and compliance. The departure of any member of our senior management team or inability to appropriately implement succession plans may materially affect our operations.

Our operations could be affected by natural disasters.

A substantial number of our agencies are located in Florida or coastal regions in the northeast, increasing our exposure to hurricanes and other natural disasters. The occurrence of natural disasters in the markets in which we operate could not only affect the day-to-day operations of our agencies but also could disrupt our relationships with patients, employees and referral sources located in the affected areas. In addition, any episode of care that is not completed due to the impact of a natural disaster will generally result in lower revenue for the episode. We cannot assure you that hurricanes or other natural disasters will not have a material adverse impact on our business, financial condition or results of operations in the future.

Risks Related to Ownership of Our Common Stock

The price of our common stock may be volatile and this may adversely affect our stockholders.

The price at which our common stock trades may be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of health care companies. The market price of our common stock may be influenced by many factors, including:

- our operating and financial performance;
- variances in our quarterly financial results compared to expectations;
- the depth and liquidity of the market for our common stock;
- future sales of common stock or the perception that sales could occur;
- investor perception of our business and our prospects;
- developments relating to litigation or governmental investigations;
- changes or proposed changes in health care laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters; or
- general industry, economic and stock market conditions.

In addition, the stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of health care provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, securities class-action litigation has often been brought against companies following periods of volatility in the market price of their respective securities. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management team's attention as well as resources from the operation of our business.

Sales of substantial amounts of our common stock, or the availability of those shares for future sale, could adversely affect our stock price and limit our ability to raise capital.

At December 31, 2012, outstanding shares of our common stock totaled 9,329,516. In 2007, we established the 2007 Stock and Incentive Compensation Plan for the benefit of employees and directors providing for the issuance of up to 500,000 shares of common stock. As of December 31, 2012, shares of our common stock remained reserved for issuance pursuant to our incentive compensation plans totaled 497,096 and shares of our common stock reserved for issuance pursuant to our employee stock purchase plan totaled 300,000. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock to the public or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

We do not regularly pay dividends on our common stock and you should not expect to receive dividends on shares of our common stock.

Although our board of directors declared a special cash dividend of $2.00 per common share to shareholders of record on December 20, 2012, we do not regularly pay dividends and intend to retain all future earnings to finance the continued growth and development of our business. In addition, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon our financial condition, capital requirements, earnings, and other factors deemed relevant by our board of directors.

Our Board of Directors may use anti-takeover provisions or issue stock to discourage control contests.

We have implemented anti-takeover provisions or provisions that could have an anti-takeover effect, including advance notice requirements for director nominations and stockholder proposals. These provisions, and others that the Board of Directors may adopt hereafter, may discourage offers to acquire us and may permit our Board of Directors to choose not to entertain offers to purchase us, even if such offers include a substantial premium to the market price of our stock. Therefore, our stockholders may be deprived of opportunities to profit from a sale of control.

ITEM 1B. UNRESOLVED STAFF COMMENTS

NONE.

ITEM 2. PROPERTIES

Our executive offices are located in Louisville, Kentucky, in approximately 33,000 square feet of space leased from an unaffiliated party.

We have 209 real estate leases ranging from approximately 100 to 33,000 square feet of space in their respective locations. See Part I, Item 1, "Business - Operating Segments" and Part II, Item 8, "Notes to Consolidated Financial Statements". We believe that our facilities are adequate to meet our current needs, and that additional or substitute facilities will be available if needed.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to various legal actions arising in the ordinary course of our business, including claims for damages for personal injuries. In our opinion the ultimate resolution of any of these pending ordinary course claims and legal proceedings will not have a material effect on our financial position or results of operations.

As previously disclosed, four derivative complaints were filed in Jefferson Circuit Court, Kentucky, against the members of the Company's board of directors and chief financial officer. All four lawsuits named the Company as a nominal defendant and were consolidated into a single action. All of the complaints and the resulting consolidated complaint refer to an April 27, 2010 *The Wall Street Journal* article and the subsequent completed governmental investigations. On February 13, 2012, the independent directors filed a motion to dismiss the complaint, which was later joined by the counsel of our chief executive officer and chief financial officer. On October 2, 2012, the Court entered an order granting the motion to dismiss and dismissing the complaint with prejudice. On November 1, 2012 the plaintiffs filed an appeal of the Court's ruling with the Kentucky Court of Appeals. We are unable to assess the probable outcome or potential liability, if any, arising from these matters.

As previously disclosed, a fifth derivative complaint involving Richard W. Carey was filed in U.S. District Court for the Western District of Kentucky. The lawsuit names the Company as a nominal defendant and is substantially duplicative of the derivative complaint pending in the Jefferson Circuit Court. The Court granted the defendants' motion to stay the lawsuit pending further order of the Court.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select market under the symbol "AFAM" Set forth below are the high and low sale prices for the common stock for the periods indicated as reported by NASDAQ:

Closing Common Stock Prices

Quarter Ended:	High	Low
December 31, 2012	21.78	18.18
September 30, 2012	23.99	21.01
June 30, 2012	26.41	20.57
March 31, 2012	26.01	16.55
December 31, 2011	19.64	12.53
September 30, 2011	27.65	15.76
June 30, 2011	37.53	23.95
March 31, 2011	40.23	33.39

On March 13, 2013, the last reported sale price for the common stock reported by NASDAQ was $20.84 and there were approximately 319 holders of record of our common stock. A one-time special cash dividend of $2.00 per share of common stock was declared and paid by us during the fourth quarter of 2012. We paid no other dividends in 2012 or 2011. We do not intend to pay additional dividends on our common stock and will retain our earnings for future operations and the growth of our business.

Issuer Purchases of Equity Securities (1)

Period	(a) Total Number of Shares (or Units) Purchased [(1)]	(b) Average Price Paid per Share (or Unit)	c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 -October 1, 2012 - October 31, 2012	-	$ -	-	-
Month # 2 - November 1, 2012 - November 30, 2012	-	$ -	-	-
Month # 3 - December 1, 2012 - December 31, 2012	1,753	$ 21.41	-	-
Total	1,753	$ 21.41	-	-

(1) Shares were submitted by employees in lieu of tax withholding that would have otherwise been due on vesting of restricted shares approved by the Company's Board of Directors

STOCK PERFORMANCE GRAPH

The following stock performance graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates the performance graph by reference therein.

The Performance Graph below compares the cumulative total stockholder return on our common stock, $0.10 par value per share, for the five-year period ended December 31, 2012, with the cumulative total return on the Russell 2000 index and an industry peer group over the same period (assuming the investment of $100 in each on December 31, 2007 and the reinvestment of dividends, if any). The peer group we selected is comprised of: Amedisys, Inc. (AMED); Gentiva Health, Inc. (GTIV) and LHC Group, Inc. (LHCG). The cumulative total stockholder return on the following graph is historical and is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Almost Family, Inc., the Russell 2000 Index, and a Peer Group


$250
$200
$150
$100
$50
$0
12/07
12/08
12/09
12/10
12/11
12/12
Almost Family, Inc.
Russell 2000
Peer Group

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/07	12/08	12/09	12/10	12/11	12/12
Almost Family, Inc.	**100.00**	**231.50**	**203.45**	**197.74**	**85.33**	**114.64**
Russell 2000	**100.00**	**66.21**	**84.20**	**106.82**	**102.36**	**119.09**
Peer Group	**100.00**	**113.13**	**116.92**	**95.78**	**31.19**	**42.23**

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from the consolidated financial statements of the Company for the periods and at the dates indicated. The information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this and prior year Form 10-Ks.

	Year Ended December 31,				
(In thousands except per share data)	**2012**	**2011**	**2010**	**2009**	**2008**
Results of operations data:					
Net service revenues	$ 348,524	$ 339,853	$ 335,295	$ 295,982	$ 209,333
Net income	$ 17,284	$ 20,802	$ 30,713	$ 24,564	$ 16,293
Per share:					
Basic:					
Number of shares	9,285	9,278	9,123	8,372	7,369
Net income	$ 1.86	$ 2.24	$ 3.37	$ 2.93	$ 2.21
Diluted:					
Number of shares	9,324	9,360	9,352	8,589	7,572
Net income	$ 1.85	$ 2.22	$ 3.28	$ 2.86	$ 2.16
Dividend declared	$ 2.00	$ -	$ -	$ -	$ -

	Year Ended December 31,				
Balance sheet data	**2012**	**2011**	**2010**	**2009**	**2008**
Working capital	$ 62,594	$ 63,394	$ 72,100	$ 39,568	$ 11,082
Total assets	249,259	251,160	220,127	183,389	157,097
Long-term liabilities	17,846	15,707	10,311	9,140	29,902
Total liabilities	44,944	44,863	37,959	34,412	62,314
Stockholders' equity	204,315	206,297	182,168	148,977	94,783

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company has two reportable segments, Visiting Nurse (VN) and Personal Care (PC). Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in ASC Topic 280, *Segment Reporting*.

Our VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or an hourly basis. Approximately 91% of the VN segment revenues are generated from the Medicare program while the balance is generated from Medicaid and private insurance programs.

Our PC segment services are also provided in patients' homes. These services (generally provided by paraprofessional staff such as home health aides) are generally of a custodial rather than skilled nature. PC revenues are typically generated on an hourly basis. Approximately 86% of the PC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

Our View on Reimbursement and Diversification of Risk

Our Company is highly dependent on government reimbursement programs which pay for the majority of the services we provide to our patients. Reimbursement under these programs, primarily Medicare and Medicaid, is subject to frequent changes as policy makers balance their own needs to meet the health care needs of constituents while also meeting their fiscal objectives. Medicare and Medicaid are consuming a greater percentage of federal and states' budgets, respectively, which is exacerbated in times of economic downturn. We believe that these financial issues are cyclical in nature rather than indicative of the long-term prospect for Medicare and Medicaid funding of health care services. Additionally, we believe our services offer the lowest cost alternative to institutional care and is a part of the solution to both balancing the federal budget and the states' Medicaid financing problems.

We believe that an important key to our historical success and to our future success is our ability to adapt our operations to meet changes in reimbursement as they occur. One important way in which we have achieved this adaptability in the past, and in which we plan to achieve it in the future, is to maintain some level of diversification in our business mix.

The execution of our business plan will place primary emphasis on the development of our home health operations. As our business grows we may evaluate opportunities for the provision of other health care services in patients' homes that would be consistent with our Senior Advocacy mission.

Our Business Plan

Our future success depends on our ability to execute our business plan. Over the next three to five years we will try to accomplish the following:

- Generate meaningful same store sales growth through the focused provision of high quality services and attending to the needs of our patients;

- Expand the significance of our home health services by selectively acquiring other quality providers, through the startup of new agencies and potentially by providing new services in patients' homes consistent with our Senior Advocacy mission; and

- Expand our capital base through both earnings performance and by seeking additional capital investments in our Company.

Health Care Reform Legislation and Medicare Regulations

The U.S. Congress has been pursuing a comprehensive reform of the U.S. healthcare system since early 2009. Numerous changes have been enacted, proposed and continue to be debated, which are discussed in more detail in Part I, Item 1, "Government Regulation" and Part I, Item 1A, "Risk Factors". Many of the change provisions do not take effect for an extended period of time and most will require the publication of implementing regulations and/or the issuance of programmatic guidelines.

It is reasonable to expect that the implementation of the ACA and other changes and potential changes described in Part I, Item 1, Government Regulation, might have a more immediate and negative impact on those providers generating lower margins than us, with more leverage relative to earnings than us, with less capital resources than us, or with less ability to adapt their operations. We believe this may result in a contraction of the number of home health providers. In the event of such a contraction in the number of providers, we believe the surviving providers may benefit from a higher rate of admissions growth than would have otherwise occurred. Those surviving providers may earn incremental margins on those higher admissions that may serve to offset a portion of the rate reduction from the Medicare program. However, there can be no assurance that we will be successful in attracting such higher admissions.

It is also reasonable to expect that future rate cuts will present additional opportunities for us to make acquisitions of other providers at valuations and on terms that are attractive to us and enable us to spread our segment and unallocated corporate overhead expenses across a larger business base. However, there can be no assurance that we will be successful in making such acquisitions or that such opportunities will present themselves.

As a result of the broad scope of health care reform, the significant changes it will effect in the healthcare industry and society generally, and the complexity of the technical issues it addresses, we are unable to predict, at this time, all the ramifications health care reform may have on our business as a health care provider or a sponsor of an employee health insurance benefit plan. These matters could have a material adverse impact on our results of operations or financial condition in ways not currently anticipated by us. This may increase our costs, decrease our revenues, expose us to expanded liability or require us to revise the ways in which we conduct our business. Refer to the results of operations for the impact of these items on revenue, operating and net income for the years ended December 31, 2012 and 2011.

Management is continuing its work to evaluate the implications of these changes and to develop appropriate courses of action for the Company. Additionally, we may be unable to take actions to mitigate any or all of the negative implications of these matters.

We may contemplate formulating and taking actions intended to mitigate or otherwise offset some of the negative effects of reimbursement changes. These actions may include any or all of the following:

- Attempting to increase our revenues by: investing more resources in sales and marketing activities, development of diagnosis related specialty programs and increasing our educational programs regarding the value of home health to drive admission growth, establishing startup branch operations to expand our service territories, and acquisitions of underperforming providers with strong referral relationships,
- Attempting to reduce our costs by: developing a more efficient delivery model, increasing the productivity standards for our staff, optimizing the appropriate use of different levels of professional staff, limiting or eliminating the growth in wage rates, limiting or reducing the size of our work force, closing unprofitable branch operations and accelerating our efforts to evaluate the use of various technological approaches to the delivery of patient care to improve patient outcomes and/or improve the productivity of our workforce,
- Evaluating the potential implications of health care reform on our employee benefit plans, and possible changes we may need to make to our plans, and
- Potentially other actions we deem appropriate including evaluation of potential additional service offerings in patients' homes consistent with our Senior Advocacy mission or changing the mix of the types of services we provide.

Although we will attempt to mitigate or otherwise offset the negative effect of health care reform on our reimbursement revenue and our employee benefit plans, our actions may not ultimately be cost effective or prove successful.

Shareholder Litigation

See Part II, Item 8, Note 9 of the Notes to Consolidated Financial Statements and Part I Item 3 "Legal Proceedings" of this Form 10-K for a discussion of certain litigation. The Company is unable to predict the outcome of this matter. However, the Company may incur on-going expenses, net of insurance recoveries, if any, related to defense of such complaints.

Seasonality

Our Visiting Nurse segment operations located in Florida (which generated approximately 42% of that segment's revenues in 2012) normally experience higher admissions during the first quarter and lower admissions during the third quarter than in the other quarters due to seasonal population fluctuations.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, we select the principle or method that is appropriate in the specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties; actual results could differ from these estimates. We evaluate our estimates, including those related to revenue recognition, collectability of accounts receivable, insurance reserves, goodwill, intangibles, income taxes, stock-based compensation, litigation, and contingencies on an on-going basis. We base these estimates on our historical experience and other assumptions that we believe are appropriate under the circumstances. In preparing these consolidated financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the consolidated financial statements.

Revenue Recognition

We recognize revenues when patient services are provided, primarily in our patients' homes. Net service revenues are stated at amounts estimated by us to be their net realizable values. We are paid for our services primarily by federal and state third-party reimbursement programs and, to a lesser degree, commercial insurance companies and patients.

Medicare Episodic Revenues
Approximately 71% of our net service revenues are derived from the Medicare program. Net service revenues are recorded under the Medicare prospective payment program (PPS) based on a 60-day episode payment rate that is subject to adjustment based on certain variables including, but not limited to: (a) changes in the base episode payments established by the Medicare program; (b) adjustments to the base episode payments for case mix and geographic wages; (c) a low utilization payment adjustment (LUPA) if the number of visits was fewer than five; (d) a partial payment if our patient transferred to another provider or we received a patient from another provider before completing the episode; (e) a payment adjustment based upon the level of therapy services required (thresholds set at 6, 14 and 20 visits); (f) an outlier payment if our patient's care was unusually costly (capped at 10% of total reimbursement); and (g) the number of episodes of care provided to a patient.

At the beginning of each Medicare episode we calculate an estimate of the amount of expected reimbursement based on the variables outlined above and recognize Medicare revenue on an episode-by-episode basis during the course of each episode over its expected number of visits. Over the course of each episode, as changes in the variables become known, we calculate and record adjustments as needed to reflect changes in expectations for that episode from those established at the start of the 60 day period until its ultimate outcome at the end of the 60 day period is known.

Non-Medicare Revenues
Substantially all remaining revenues are derived from services provided under a per visit, per hour or unit basis (as opposed to episodic) for which revenues are calculated and recorded using payor-specific or patient-specific fee schedules based on the contracted rates in each third party payor agreement.

Revenue Adjustments
Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, we may adjust previously recorded revenue amounts due to issues related to: a) medical coding, particularly with respect to Medicare, b) patient eligibility, particularly with respect to Medicaid, and c) other reasons unrelated to credit risk. Revenue adjustments, if any, to reflect actual payment amounts for completed episodes or services provided under per visit, per hour or unit basis which differ from our estimates or audit adjustments are recorded when known and estimable. Historically, revenue adjustments have not been significant and as such, we believe that net service revenues and accounts receivable - net reflect their net realizable value. Changes in estimates related to prior periods decreased revenues by approximately $75,000, $215,000, and $182,000 in the years ended December 31, 2012, 2011 and 2010, respectively.

Accounts Receivable
Accounts receivable are reported at their estimated net realizable value and are net of estimated allowances for uncollectible accounts and adjustments. Accounts receivable consist primarily of amounts due from third-party payors and patients. We evaluate the collectability of our accounts receivable based on certain factors, such as payor types, historical collection trends and aging categories. We calculate our reserve for uncollectible accounts based on the length of time that the receivables are past due. The percentage applied to the receivable balances for each payor's various aging categories is based on historical collection experience, business and economic conditions and reimbursement trends.

Insurance Programs

We bear significant insurance risk under our large-deductible workers' compensation insurance program and our self-insured employee health program. Under the workers' compensation insurance program, we bear risk up to $400,000 per incident. We purchase stop-loss insurance for the employee health plan that places a specific limit, generally $100,000, on our exposure for any individual covered life.

Malpractice and general patient liability claims for incidents which may give rise to litigation have been asserted against us by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. We are aware of incidents that have occurred through December 31, 2012 that may result in the assertion of additional claims. We currently carry professional and general liability insurance coverage (on a claims made basis) for this exposure with no deductible. We also carry D&O coverage (also on a claims made basis) for potential claims against our directors and officers, including securities actions, with deductibles ranging from $100,000 to $250,000 per claim.

We record estimated liabilities for our insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. We monitor our estimated insurance-related liabilities and recoveries, if any, on a monthly basis and as required by ASU 2010-24, *Health Care Entities (Topic 954): Presentation of Insurance Claims and Related Insurance Recoveries,* record amounts due under insurance policies in other current assets, while recording the estimated carrier liability in other current liabilities in the consolidated balance sheets. As facts change, it may become necessary to make adjustments that could be material to our results of operations and financial condition.

Goodwill and Other Intangible Assets

Intangible assets are stated at fair value at the time of acquisition and goodwill represents the excess cost over the fair value of net assets acquired and liabilities assumed. Finite lived intangible assets are amortized on a straight-line basis over the estimated useful life of the asset. Goodwill and indefinite-lived assets are not amortized. We perform impairment tests of goodwill and indefinite lived assets as required by ASC Topic 350, *Intangibles - Goodwill and Other* on at least an annual basis. An impairment analysis requires numerous subjective assumptions and estimates to determine fair value of the respective reporting units. We estimate the fair value of the related reporting units using a combined market approach (guideline company and similar transaction method) and income approach (discounted cash flow analysis). These models are based on our projections of future revenues and operating costs and are reconciled to our consolidated market capitalization. The cash flow forecasts are adjusted by an appropriate discount rate based on our weighted average cost of capital as well as the weighted average cost of capital of other market participants of 15.5% and a terminal growth rate of 3.0%. A 200 basis point change in either assumption (either individually or in the aggregate) would not result in any impairment of our goodwill balances. As of December 31, 2012, we completed our impairment review and determined that no impairment existed. Future Medicare and Medicaid reimbursement rates, admissions, volumes, our liquidity and ability to control costs and other factors may have a significant impact on our business and could require the recognition of impairment charges in the future.

Accounting for Income Taxes

We account for taxes in accordance with ASC Topic 740, *Income Taxes*. As of December 31, 2012, we have net deferred tax liabilities of approximately $10.2 million. The net deferred tax liability is composed of approximately $6.6 million of current deferred tax assets and approximately $16.8 million of long-term deferred tax liabilities. We have provided a valuation allowance against certain deferred tax assets based upon our estimates of realizability of those assets through future taxable income. This valuation allowance was based in large part on our history of generating operating income or losses in individual tax locales and expectations for the future. Our ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, competitive pressures on revenues and margins and legislation and regulation at all levels of government. Further, we have book goodwill of $57.5 million which is not deductible for tax purposes. The remaining deductible goodwill provides an annual tax deduction approximating $5.0 million through 2020. We have considered the above factors in reaching our conclusion that it is more likely than not that future taxable income will be sufficient to fully utilize the deferred tax assets (net of the valuation allowance) as of December 31, 2012.

Stock-based Compensation

We account for stock-based compensation in accordance with the fair value recognition provisions as outlined in ASC Topic 718, *Compensation – Stock Compensation*. To estimate the fair value of options, we use the Monte Carlo option valuation model which requires the input of several subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them (expected term), the estimated volatility of our common stock price over the expected term, projected suboptimal exercise behavior, and the number of options that will ultimately not complete their vesting requirements (forfeitures), among others, while the fair value of restricted stock is equal to the closing stock price on the date of grant. After fair value is determined, expense recognition for all stock based compensation is based on estimates of future forfeitures. Changes in any of our assumptions could materially affect stock-based compensation expense recognized in the consolidated statements of operations.

RESULTS OF OPERATIONS

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011 (In thousands)

Consolidated	2012		2011		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net service revenues:						
Visiting Nurse	$ 271,477	77.9%	$ 283,596	83.4%	$ (12,119)	-4.3%
Personal Care	77,047	22.1%	56,257	16.6%	20,790	37.0%
	348,524	100.0%	339,853	100.0%	8,671	2.6%
Operating income before corporate expenses:						
Visiting Nurse	39,424	14.5%	45,744	16.1%	(6,320)	-13.8%
Personal Care	10,029	13.0%	8,682	15.4%	1,347	15.5%
	49,453	14.2%	54,426	16.0%	(4,973)	-9.1%
Corporate expenses	20,909	6.0%	19,865	5.8%	1,044	5.3%
Operating income	28,544	8.2%	34,561	10.2%	(6,017)	-17.4%
Interest expense, net	(104)	0.0%	(180)	-0.1%	76	-42.2%
Income tax expense	(11,156)	-3.2%	(13,579)	-4.0%	2,423	-17.8%
Net income	$ 17,284	5.0%	$ 20,802	6.1%	$ (3,518)	-16.9%
EBITDA (1)	$ 32,595	9.4%	$ 38,799	11.4%	$ (6,204)	-16.0%

(1) See page 41 for discussion of EBITDA.

Results for 2012 included both the impact of a Medicare reimbursement rate cut for 2012 which reduced consolidated and VN segment revenue and pre-tax operating income by $12.3 million and a full year of results from our Cambridge acquisition, which we completed on August 5, 2011. The Cambridge acquisition increased 2012 consolidated net service revenue by $17.4 million, primarily in our PC segment. Volume increases in the PC segment drove the remaining increase in consolidated net service revenue.

Operating income before corporate expenses during 2012 declined $6.0 million from the prior year primarily as a result of the VN segment's Medicare rate cut, which was partially offset by the Cambridge acquisition and productivity improvements in our VN segment. Refer to segment results for further discussion.

Corporate expenses as a percent of revenue increased slightly to 6.0% in 2012 from 5.8% in 2011, primarily due to additional investments in education and clinical programs in addition to a full year of overhead related to the Cambridge transaction combined with the impact of the rate cuts on revenue. Corporate expenses in 2012 and 2011 included $1.0 million and $1.2 million, respectively, of transition and acquisition-related costs, while including zero and $1.3 million, respectively, for costs to respond to governmental inquiries and resulting litigation, net of anticipated insurance coverage.

The effective tax rate was approximately 39.2% in 2012, down slightly from 39.5% in 2011, primarily due to a benefit resulting from the release of a valuation allowance in conjunction with tax planning strategies completed during the first quarter of 2012.

Visiting Nurse Segment-Years Ended December 31, 2012 and 2011

Approximately 91% of the VN segment revenues were generated from the Medicare program while the balance was generated from Medicaid and private insurance programs. In addition to our focus on operating income from the Visiting Nurse segment, we also measure this segment's performance in terms of admissions, episodes, visits, patient months of care, revenue per episode and visits per episode. (In thousands, except statistical information)

	2012		2011		Change	
	Amount	**% Rev**	**Amount**	**% Rev**	**Amount**	**%**
Net service revenues	$ 271,477	100.0%	$ 283,596	100.0%	$ (12,119)	-4.3%
Cost of service revenues	128,241	47.2%	130,193	45.9%	(1,952)	-1.5%
Gross margin	143,236	52.8%	153,403	54.1%	(10,167)	-6.6%
General and administrative expenses:						
Salaries and benefits	77,784	28.7%	81,938	28.9%	(4,154)	-5.1%
Other	26,028	9.6%	25,721	9.1%	307	1.2%
Total general and administrative expenses	103,812	38.2%	107,659	38.0%	(3,847)	-3.6%
Operating income before corporate expenses	$ 39,424	14.5%	$ 45,744	16.1%	$ (6,320)	-13.8%
Average number of locations	108		98		10	10.2%
All payors:						
Patients Months	217,563		215,342		2,221	1.0%
Admissions	63,164		61,775		1,389	2.2%
Billable Visits	1,890,103		1,935,967		(45,864)	-2.4%
Medicare Statistics:[(1)]						
Revenue (in thousands)	$ 246,329	90.7%	$ 261,960	92.4%	$ (15,631)	-6.0%
Billable visits	1,544,958		1,616,288		(71,330)	-4.4%
Admissions	55,369		56,007		(638)	-1.1%
Recertifications	31,862		32,549		(687)	-2.1%
Episodes Completed	86,686		87,533		(847)	-1.0%
Revenue per completed episode	$ 2,850		$ 3,002		$ (152)	-5.1%
Visits per episode	17.5		18.1		(0.6)	-3.3%

(1) Episodic data which includes Medicare Advantage plans that pay episodically

VN segment net service revenues decreased $12.1 million or about 4.3% to $271.5 million in 2012 down from $283.6 million in 2011, due to an $12.3 million Medicare rate cut. Total admissions grew 2.2%, of which 1.7% was organic. Medicare admissions declined primarily due to a shift of certain Medicare Advantage plans to per visit from episodic reimbursement, which also led to the termination of certain payor contracts.

Cost of service revenues decreased 1.5% as a result of lower Medicare volumes and by focused efforts to drive operational efficiencies. General and administrative salaries and benefits decreased by about $4.2 million primarily as a result of a focused effort to reduce labor costs relative to patients served. General and administrative other expenses increased slightly in 2012, as the bad debt provision increased $0.9 million on increased accounts receivable which more than offset focused efforts to reduce other costs relative to patients served.

As a result, VN segment operating income before corporate expenses declined $6.3 million to $39.4 million from $45.7 million in 2011, while operating income before corporate expenses as a percent of revenues decreased to 14.5% in 2012 from 16.1% in 2011.

Personal Care Segment-Years Ended December 31, 2012 and 2011

Approximately 86% of the PC segment revenues were generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients. (In thousands, except statistical information)

	2012		2011		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net service revenues	$ 77,047	100.0%	$ 56,257	100.0%	$ 20,790	37.0%
Cost of service revenues	52,575	68.2%	36,849	65.5%	15,726	42.7%
Gross margin	24,472	31.8%	19,408	34.5%	5,064	26.1%
General and administrative expenses:						
Salaries and benefits	9,890	12.8%	7,015	12.5%	2,875	41.0%
Other	4,553	5.9%	3,711	6.6%	842	22.7%
Total general and administrative expenses	14,443	18.7%	10,726	19.1%	3,717	34.7%
Operating income before corporate expenses	$ 10,029	13.0%	$ 8,682	15.4%	$ 1,347	15.5%
Average number of locations	60		30		30	100.0%
Admissions	4,319		3,262		1,057	32.4%
Patient months of care	69,304		53,802		15,502	28.8%
Patient days of care	1,017,530		755,002		262,528	34.8%
Billable hours	4,202,386		3,120,715		1,081,671	34.7%
Revenue per billable hour	$ 18.33		$ 18.03		$ 0.30	1.7%

Our PC segment's 2012 results include a full year of operations from our Cambridge acquisition, whereas the prior year operations include approximately 5 months from the Cambridge acquisition, as the acquisition was effective August 5, 2011. Directly as a result of the Cambridge acquisition, current year operations include incremental increases in net service revenues, gross margin and operating income before corporate expenses of $17.0 million, $4.7 million and $1.3 million, respectively.

Organic growth increased net service revenues by $3.8 million, while cost of service revenues as a percentage of net service revenues increased to 68.2% in 2012 from 65.5% in 2011 primarily due to mix of business changes related to the Cambridge acquisition in addition to an increase in worker's compensation claims expense due to a few large claims.

Salary and benefits in general and administrative expenses as a percent of net service revenue increased 0.3% to 12.8% in 2012 from 12.5% in 2011 primarily due to the Cambridge acquisition. Other general and administrative expenses as a percent of revenue decreased 0.7% to 5.9% from 6.6%, due to the Cambridge acquisition and a $0.4 million decline in bad debt provision.

As a result, PC segment operating income before corporate expenses increased $1.3 million to $10.0 million in 2012, from $8.7 million in 2011, while operating income before corporate expenses as a percent of revenues decreased to 13.0% in 2012 from 15.4% in 2011.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010
(in thousands)

Consolidated	2011		2010		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net service revenues:						
Visiting Nurse	$ 283,596	83.4%	$ 294,915	88.0%	$ (11,319)	-3.8%
Personal Care	56,257	16.6%	40,380	12.0%	15,877	39.3%
	339,853	100.0%	335,295	100.0%	4,558	1.4%
Operating income before corporate expenses:						
Visiting Nurse	45,744	16.1%	66,193	22.4%	(20,449)	-30.9%
Personal Care	8,682	15.4%	5,523	13.7%	3,159	57.2%
	54,426	16.0%	71,716	21.4%	(17,290)	-24.1%
Corporate expenses	19,865	5.8%	20,059	6.0%	(194)	-1.0%
Operating income	34,561	10.2%	51,657	15.4%	(17,096)	-33.1%
Interest expense, net	(180)	-0.1%	(266)	-0.1%	86	-32.3%
Income tax expense	(13,579)	-4.0%	(20,678)	-6.2%	7,099	-34.3%
Net income	$ 20,802	6.1%	$ 30,713	9.2%	$ (9,911)	-32.3%
EBITDA (1)	$ 38,799	11.4%	$ 56,075	16.7%	$ (17,276)	-30.8%

(1) See page 41 for discussion of EBITDA.

Results for the year ended December 31, 2011 include the impact of the Medicare reimbursement rate cuts which reduced consolidated and VN segment revenue and pre-tax operating income by $15.7 million and further includes the results of our Cambridge acquisition, which closed in August 2011. Refer to the VN and PC segment discussions, respectively, regarding the Medicare rate cuts and the Cambridge acquisition.

On a consolidated basis, net service revenues increased $4.6 million or about 1.4% to $339.9 million in 2011, up from $335.3 million in 2010 primarily due to net service revenues from our Cambridge acquisition and VN segment volume growth which was partially offset by the Medicare rate cuts.

Operating income before corporate expenses declined $17.3 million from the prior year largely as a result of the Medicare rate cuts and performance issues in our Florida VN operations, which were partially offset by operating income before corporate expenses from our Cambridge acquisition. Refer to segment results for further discussion of those matters.

Corporate expenses in 2011 included approximately $1.3 million of governmental inquiries and resulting litigation costs, net of insurance recoveries, up from $1.2 million in 2010, and approximately $1.2 million of costs related to acquisition and transition activities for which costs in 2010 were not material. Corporate expenses include the costs of our management incentive program, which declined $2.5 million in 2011 from 2010, as 2011 incentive targets were not achieved, while certain 2010 targets were. Acquisition and transition costs were not significant in 2010.

The effective tax rate was approximately 39.5% in 2011, down from 40.2% in 2010, primarily due to the impact of a lower state tax rate from the Cambridge acquisition.

Visiting Nurse Segment-Years Ended December 31, 2011 and 2010

Approximately 92% of the VN segment revenues were generated from the Medicare program while the balance was generated from Medicaid and private insurance programs. (In thousands, except statistical information)

	2011		2010		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net service revenues	$ 283,596	100.0%	$ 294,915	100.0%	$ (11,319)	-3.8%
Cost of service revenues	130,193	45.9%	126,122	42.8%	4,071	3.2%
Gross margin	153,403	54.1%	168,793	57.2%	(15,390)	-9.1%
General and administrative expenses:						
Salaries and benefits	81,938	28.9%	76,328	25.9%	5,610	7.3%
Other	25,721	9.1%	26,272	8.9%	(551)	-2.1%
Total general and administrative expenses	107,659	38.0%	102,600	34.8%	5,059	4.9%
Operating income before corporate expenses	$ 45,744	16.1%	$ 66,193	22.4%	$ (20,449)	-30.9%
Average number of locations	98		86		12	14.0%
All payors:						
Patients Months	215,342		205,681		9,661	4.7%
Admissions	61,775		58,291		3,484	6.0%
Billable Visits	1,935,967		1,886,287		49,680	2.6%
Medicare Statistics:						
Revenue (in thousands)	$ 261,960	92.4%	$ 271,248	92.0%	$ (9,288)	-3.4%
Billable visits	1,616,288		1,581,360		34,928	2.2%
Admissions	56,007		52,757		3,250	6.2%
Recertifications	32,549		34,285		(1,736)	-5.1%
Episodes Completed	87,533		86,414		1,119	1.3%
Revenue per completed episode	$ 3,002		$ 3,140		$ (138)	-4.4%
Visits per episode	18.1		18.2		(0.1)	-0.5%

VN segment net service revenues declined to $283.6 million in 2011, a 3.8% decrease from $294.9 million in 2010 as a result of the 2011 and 2012 Medicare rate cuts totaling $15.7 million, partially offset by higher volumes. Episodic volumes increased due to a 6.2% increase in Medicare admissions (4.7% of which was organically generated), partially offset by a 5.1% decrease in recertifications (subsequent episodes on previously admitted patients). Also, during 2011, the Company recorded a $1.3 million revenue allowance for episodes started after April 1, 2011 related to the new face-to-face and therapy reassessment regulations.

Cost of service revenues grew 3.2% exceeding the 2.6% rate of growth in visits primarily due to disruption in labor costs in Florida beginning in the second quarter of 2011 resulting from management changes in the midst of complying with new regulatory requirements.

General and administrative expenses - Salaries and benefits grew by about $5.6 million primarily as a result of new branches in operation, expansion of our sales and marketing work force and labor cost issues primarily in Florida in 2011. General and administrative expenses - Other decreased primarily due to a lower provision for uncollectible accounts.

The table below highlights the impact of Medicare rate changes on VN segment net service revenues:

	2011	2010
2012 rate cut	$ (614)	$ -
2011 rate cut	(15,100)	(1,200)
2010 rate increases	-	5,264
	$ (15,714)	$ 4,064

Episodes in progress at December 31, 2011 and 2010 reflect the impact of the 2012 and 2011 rate cuts, respectively, because the cuts were effective for episodes in the year in which the episodes completes.

Personal Care Segment-Years Ended December 31, 2011 and 2010

Approximately 81% of the PC segment revenues were generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients. (In thousands, except statistical information)

	2011		2010		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net service revenues	$ 56,257	100.0%	$ 40,380	100.0%	$ 15,877	39.3%
Cost of service revenues	36,849	65.5%	26,420	65.4%	10,429	39.5%
Gross margin	19,408	34.5%	13,960	34.6%	5,448	39.0%
General and administrative expenses:						
Salaries and benefits	7,015	12.5%	5,224	12.9%	1,791	34.3%
Other	3,711	6.6%	3,213	8.0%	498	15.5%
Total general and administrative expenses	10,726	19.1%	8,437	20.9%	2,289	27.1%
Operating income before corporate expenses	$ 8,682	15.4%	$ 5,523	13.7%	$ 3,159	57.2%
Average number of locations	30		22		8	36.4%
Admissions	3,262		2,863		399	13.9%
Patient months of care	53,802		44,823		8,979	20.0%
Patient days of care	755,002		578,879		176,123	30.4%
Billable hours	3,120,715		2,263,702		857,013	37.9%
Revenue per billable hour	$ 18.03		$ 17.84		$ 0.19	1.1%

Our 2011 PC results include acquisitions including Cambridge, which was effective August 5, 2011 and increased net service revenues, gross margin and operating income before corporate expenses by $14.7 million, $4.9 million and $2.8 million, respectively.

Organic PC segment net service revenues also increased $0.3 million, or 0.8%, due to an organic increase in average rate per hour (which was generated from changes in discipline, payor and geographic mix rather than actual rate increases).

Total general and administrative expenses as a percentage of revenues reduced to 19.1% from 20.9% due to our ability to leverage our existing infrastructure over a larger revenue base.

As a result, PC segment operating income before corporate expenses increased to $8.7 million from $5.5 million in 2010, while operating income before corporate expenses as a percent of revenues increased to 15.4% in 2011 from 13.7% in 2010.

Liquidity and Capital Resources

We believe that a certain amount of debt has an appropriate place in our overall capital structure, when reimbursement visibility permits, and it is not our strategy to eliminate all debt financing. We believe that our cash flow from operations, cash on hand, and borrowing capacity on our bank credit facility, described below, will be sufficient to cover operating needs, future capital expenditure requirements and scheduled debt payments of miscellaneous small borrowing arrangements. In addition, it is likely that we will pursue growth from acquisitions, partnerships and other ventures that would be funded from excess cash from operations, cash on hand, credit available under the bank credit agreement and other financing arrangements that are normally available in the marketplace. Further, our board may pursue a stock repurchase program or may decide to pay special dividends in the future.

Revolving Credit Facility

At December 31, 2012, the Company had a $125 million senior secured revolving credit facility with JP Morgan Chase Bank, NA, as Administrative Agent, Bank of America, as Syndication Agent and certain other lenders (the Facility). The Facility consists of a $125 million credit line with a maturity date of December 2, 2015 and an "accordion" feature providing for potential future expansion of the facility to $175 million. Borrowings (other than letters of credit) under the credit facility are at either the bank's prime rate plus a margin (ranging from 1.25% to 2.25%, currently 1.25%) or LIBOR plus a margin (ranging from 2.25% to 3.25%, currently 2.25%). The margin for prime rate or LIBOR borrowings is determined by the Company's leverage. Borrowings under the Facility are secured by a first priority perfected security interest in all tangible and intangible assets of the Company, and all existing and future direct and indirect subsidiaries of the Company, as guarantors.

The weighted average prime rate-based interest rates were 4.50% and 4.50% for the years ended December 31, 2012 and 2011, respectively. The weighted average LIBOR rate was 2.68% and 2.59% for 2012 and 2011, respectively. The Company pays a quarterly commitment fee of 0.30% to 0.50% on the average daily unused facility balance based on leverage. Borrowings are subject to various covenants including a multiple of 3.0 times earnings before interest, taxes, depreciation and amortization ("EBITDA"). "EBITDA" may include "Acquired EBITDA" from pro-forma acquisitions pursuant to a calculation rider, up to 50% of "Adjusted EBITDA", as defined. Borrowings under the Facility may be used for general corporate purposes, including acquisitions. As of December 31, 2012, the formula permitted $97.8 million to be used, of which no amounts were outstanding. We had irrevocable letters of credit totaling $6.4 million outstanding in connection with our self-insurance programs, which resulted in a total of $91.4 million being available for use at December 31, 2012. As of December 31, 2012, we were in compliance with the Facility's various financial covenants. Under the most restrictive of its covenants, we were required to maintain minimum net worth of at least $156.5 million at December 31, 2012. At such date, our net worth was approximately $204.3 million.

We believe that this Facility will be sufficient to fund our operating needs for at least the next year. We will continue to evaluate additional capital, including possible debt and equity investments in the Company, to support a more rapid development of the business than would be possible with internal funds.

Cash Flows

Key elements to the Consolidated Statements of Cash Flows were as follows for the years ended December 31 (in thousands):

Net Change in Cash and Cash Equivalents	2012	2011	2010
Provided by (used in):			
Operating activities	$ 17,033	$ 25,936	$ 34,769
Investing activities	(3,025)	(40,053)	(5,407)
Financing activities	(21,581)	(133)	(808)
Net (decrease) increase in cash and cash equivalents	$ (7,573)	$ (14,250)	$ 28,554

2012 Compared to 2011
Net cash provided by operating activities resulted primarily from current period net income of $17.3 million plus certain non-cash items, net of changes in accounts receivable, accounts payable and accrued expenses. The decrease from 2011 is primarily due to a $4.8 million increase in accounts receivable - net and decreased net income of $3.5 million. Accounts receivable days revenues outstanding increased to 53 at December 31, 2012 from 46 at December 31, 2011 due primarily to processing delays and, to a lesser degree, the conversion of certain patients to payors with longer collection cycles in the VN segment.

The cash used in investing activities for 2012 was primarily due to capital expenditures and two small acquisitions, while 2011 includes $35.7 million for acquisitions completed in April and August 2011.

Net cash used in financing activities for 2012 increased over the prior year period primarily due to the payment of $18.6 million for a special dividend of $2.00 per common share declared in 2012 and $1.7 million for the redemption of 72,000 shares related to the previous distribution of shares to non-employee directors pursuant to the termination of the Company's Non-Employee Directors Deferred Compensation Plan.

2011 Compared to 2010
Net cash provided by operating activities resulted primarily from current period net income of $20.8 million, net of changes in accounts receivable, accounts payable and accrued expenses. Days revenues in accounts receivable were 46 at December 31, 2011 and 43 at December 31, 2010.

The cash used in investing activities was primarily due to the acquisitions completed in April and August of 2011 for total cash of approximately $37.1 million, with the remainder due to capital expenditures.

Net cash used in financing activities for 2011 decreased over the prior year period primarily due to a $0.3 million increase in the tax benefit from share-based awards. The Company received a current tax deduction, subject to IRS limits, for option award exercises, restriction lapses for restricted awards and distribution of shares in connection the terminated Directors Deferred Compensation Plan. Such deductions are shown in the cash flow statement as a financing cash inflow.

Acquisitions

The Company completed several acquisitions over the past three fiscal years and will continue to actively seek to acquire other quality providers of home health services like our current operations.

Factors which may affect future acquisition decisions include, but are not limited to, the quality and potential profitability of the business under consideration, potential regulatory limitations and our profitability and ability to finance the transaction. See Part II, Item 8, Note 12 to the accompanying Notes to Consolidated Financial Statements for details regarding these acquisitions.

2012 Acquisitions
During 2012, we completed two small acquisitions using cash on hand to expand existing VN and PC segment operations.

2011 Acquisitions
During 2011, we acquired 9 VN and 38 PC branch locations in Ohio and Pennsylvania. We funded these acquisitions with cash on hand of $37.1 million and issuance of a $1 million promissory note at 6% interest.

2010 Acquisition
During 2010, we acquired one VN branch which expanded our operations in Ohio. The acquisition was funded with cash on hand and a promissory note.

Contractual Obligations

The following table provides information about the payment dates of our contractual obligations at December 31, 2012, excluding current liabilities except for the current portion of long-term debt and additional consideration on acquisitions (in thousands):

	2013	2014	2015	2016	2017	Total
Revolving credit facility	$ -	$ -	$ -	$ -	$ -	$ -
Notes payable	625	500	-	-	-	1,125
Operating leases	5,144	2,905	1,790	545	193	10,577
Total	$ 5,769	$ 3,405	$ 1,790	$ 545	$ 193	$ 11,702

Commitments and Contingencies

Letters of Credit

We have outstanding letters of credit totaling $6.4 million at December 31, 2012, which benefit our third-party insurer/administrators for our self-insurance programs. The amount of such insurance program letters of credit is subject to negotiation annually upon renewal and may vary in the future based upon such negotiation, our historical claims experience and expected future claims. It is reasonable to expect that the amount of the letter of credit will increase in the future, however, we are unable to predict to what degree.

We currently have no contingent obligations related to acquisition agreements. However, we periodically seek acquisition candidates and may reasonably be expected to enter into acquisitions in the future.

Our commitments and contingencies are also impacted by our general and professional liabilities, pending litigation and health care reform discussed elsewhere in this form 10-K. Please refer to Part I, Item 1, "Government Regulation", Part I, Item 1A, "Risk Factors", Part I, Item 3 "Legal Proceedings", Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" and Part II, Item 8, "Notes to Consolidated Financial Statements".

Impact of Inflation

We do not believe that inflation has had a material effect on income during the past several years.

Non-GAAP Financial Measure

The information provided in some of the tables use certain non-GAAP financial measures as defined under SEC rules. In accordance with SEC rules, the Company has provided, in the supplemental information and the footnotes to the tables, a reconciliation of those measures to the most directly comparable GAAP measures.

EBITDA

Earnings before interest, income tax, depreciation and amortization (EBITDA) is not a measure of financial performance under accounting principles generally accepted in the US (GAAP). It should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities, or any other measure calculated in accordance with generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and evaluating financial performance and liquidity. Management routinely calculates and communicates EBITDA and believes that it is useful to investors because it is commonly used as an analytical indicator within our industry to evaluate performance, measure leverage capacity and debt service ability, and to estimate current or prospective enterprise value. EBITDA is also used in certain covenants contained in our credit agreement.

The following table sets forth a reconciliation of net income to EBITDA as of December 31 (in thousands):

	2012	2011	2010
Net income	$ 17,284	$ 20,802	$ 30,713
Add back:			
Interest expense, net	104	180	266
Income tax expense	11,156	13,579	20,678
Depreciation and amortization	2,578	2,816	2,913
Amortization of stock-based compensation	1,473	1,422	1,505
Earnings before interest, income taxes, depreciation and amortization (EBITDA)	$ 32,595	$ 38,799	$ 56,075

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Derivative Instruments

We do not use derivative instruments.

Market Risk of Financial Instruments

Our primary market risk exposure with regard to financial instruments is to changes in interest rates.

At December 31, 2012, the Company had no outstanding amounts on its revolving credit facility and, therefore, a hypothetical 100 basis point increase in short-term interest rates would not have impacted our annual pre-tax earnings.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Net service revenues	$ 348,524	$ 339,853	$ 335,295
Cost of service revenues (excluding depreciation and amortization)	180,824	167,066	152,545
Gross margin	167,700	172,787	182,750
General and administrative expenses:			
Salaries and benefits	98,441	97,526	91,309
Other	40,715	40,700	39,784
Total general and administrative expenses	139,156	138,226	131,093
Operating income	28,544	34,561	51,657
Interest expense, net	(104)	(180)	(266)
Income before income taxes	28,440	34,381	51,391
Income tax expense	(11,156)	(13,579)	(20,678)
Net income	$ 17,284	$ 20,802	$ 30,713
Per share amounts-basic:			
Average shares outstanding	9,285	9,278	9,123
Net income	$ 1.86	$ 2.24	$ 3.37
Per share amounts-diluted:			
Average shares outstanding	9,324	9,360	9,352
Net income	$ 1.85	$ 2.22	$ 3.28

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of December 31,	
ASSETS	**2012**	**2011**
CURRENT ASSETS:		
Cash and cash equivalents	$ 26,120	$ 33,693
Accounts receivable - net	49,971	45,166
Prepaid expenses and other current assets	7,021	6,221
Deferred tax assets	6,580	7,470
TOTAL CURRENT ASSETS	89,692	92,550
PROPERTY AND EQUIPMENT - NET	5,401	5,229
GOODWILL	133,418	132,653
OTHER INTANGIBLE ASSETS	19,967	19,709
OTHER ASSETS	781	1,019
TOTAL ASSETS	$ 249,259	$ 251,160
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 4,599	$ 6,489
Accrued other liabilities	21,874	21,467
Current portion - notes payable	625	1,200
TOTAL CURRENT LIABILITIES	27,098	29,156
LONG-TERM LIABILITIES:		
Notes payable	500	1,125
Deferred tax liabilities	16,785	13,630
Other liabilities	561	952
TOTAL LONG-TERM LIABILITIES	17,846	15,707
TOTAL LIABILITIES	44,944	44,863
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $0.05; authorized 2,000 shares; none issued or outstanding	-	-
Common stock, par value $0.10; authorized 25,000; 9,421 and 9,381 issued and outstanding	942	938
Treasury stock, at cost, 91 and 13 shares	(2,320)	(431)
Additional paid-in capital	101,945	100,678
Retained earnings	103,748	105,112
TOTAL STOCKHOLDERS' EQUITY	204,315	206,297
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 249,259	$ 251,160

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance, December 31, 2009	9,151	$ 915	-	$ -	$ 94,465	$ 53,597	$ 148,977
Options exercised, net of shares surrendered or withheld	80	8	(4)	(139)	(129)	-	(260)
Share awards and related compensation	12	1	-	-	1,504	-	1,505
Tax benefit from exercise of non-qualified stock options	-	-	-	-	1,233	-	1,233
Net income	-	-	-	-	-	30,713	30,713
Balance, December 31, 2010	9,243	$ 924	(4)	$ (139)	$ 97,073	$ 84,310	$ 182,168
Options exercised, net of shares surrendered or withheld	125	13	(9)	(292)	632	-	353
Share awards and related compensation	13	1	-	-	1,422	-	1,423
Tax benefit from exercise of non-qualified stock options	-	-	-	-	1,551	-	1,551
Net income	-	-	-	-		20,802	20,802
Balance, December 31, 2011	9,381	$ 938	(13)	$ (431)	$ 100,678	$105,112	$ 206,297
Stock award maturities, net of shares surrendered or withheld	11	1	-	-	69	-	70
Share awards and related compensation	29	3	(78)	(1,889)	1,471	-	(415)
Special dividend	-	-	-	-	-	(18,648)	(18,648)
Tax loss from stock-based compensation	-	-	-	-	(273)	-	(273)
Net income	-	-	-	-	-	17,284	17,284
Balance, December 31, 2012	9,421	$ 942	(91)	(2,320)	$ 101,945	$103,748	$ 204,315

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2012	**2011**	**2010**
Cash flows from operating activities:			
Net income	$ 17,284	$ 20,802	$ 30,713
Adjustments to reconcile income to net cash provided by operating activities:			
Depreciation and amortization	2,578	2,816	2,913
Provision for uncollectible accounts	2,825	2,355	3,691
Stock-based compensation	1,473	1,422	1,505
Deferred income taxes	3,753	4,371	2,770
	27,913	31,766	41,592
Change in certain net assets and liabilities, net of the effects of acquisitions:			
(Increase) decrease in:			
Accounts receivable	(8,228)	(1,641)	(8,255)
Prepaid expenses and other current assets	(1,137)	633	(434)
Other assets	236	252	(682)
(Decrease) increase in:			
Accounts payable and accrued expenses	(1,751)	(5,075)	2,548
Net cash provided by operating activities	17,033	25,935	34,769
Cash flows from investing activities:			
Capital expenditures	(2,487)	(2,890)	(2,607)
Acquisitions, net of cash acquired	(538)	(38,064)	(2,800)
Net cash used in investing activities	(3,025)	(40,954)	(5,407)
Cash flows from financing activities:			
Proceeds from stock option exercises	70	288	380
Purchase of common stock in connection with share awards	(1,889)	(440)	(640)
Tax benefit from stock-based compensation	-	1,614	1,233
Payment of special dividend	(18,562)	-	-
Principal payments on notes payable	(1,200)	(693)	(1,781)
Net cash used in financing activities	(21,581)	769	(808)
Net (decrease) increase in cash and cash equivalents	(7,573)	(14,250)	28,554
Cash and cash equivalents at beginning of period	33,693	47,943	19,389
Cash and cash equivalents at end of period	$ 26,120	$ 33,693	$ 47,943
Supplemental disclosures of cash flow information:			
Cash payment of interest, net of amounts capitalized	$ 104	$ 180	$ 266
Cash payment of taxes	$ 8,352	$ 8,778	$ 17,954
Summary of non-cash investing and financing activities:			
Settlement of Directors Deferred Compensation Plan	$ -	$ 501	$ -
Acquisitions funded by notes payable	$ -	$ 1,000	$ 125
Dividends declared, not paid	$ 86	$ -	$ -

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

(Unless otherwise indicated all dollar and share amounts are in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Description Of Business

The consolidated financial statements include the accounts of *Almost Family, Inc.* (a Delaware corporation) and its wholly-owned subsidiaries (collectively "*Almost Family*" or the "Company"). The Company is a leading, regionally focused provider of home health services and has service locations in Florida, Kentucky, Ohio, Connecticut, New Jersey, Massachusetts, Missouri, Alabama, Illinois, Pennsylvania and Indiana (in order of revenue significance).

The Company was incorporated in Delaware in 1985. Through a predecessor that merged into the Company in 1991, we have been providing health care services, primarily home health care, since 1976. All material intercompany transactions and accounts have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Uninsured deposits at December 31, 2012 and 2011 were approximately $24,515 and $32,436, respectively. These amounts have been deposited with national financial institutions.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (generally two to ten years for medical and office equipment and three years for internally developed software). Leasehold improvements are depreciated over the terms of the respective leases (generally three to ten years).

Goodwill and Other Intangible Assets

Goodwill and indefinite lived intangible assets acquired are stated at fair value at the date of acquisition. Subsequent to acquisition, the Company conducts annual reviews for impairment, or more frequently if circumstances indicate impairment may have occurred, under Accounting Standards Codification (ASC) Topic 350, *Intangibles – Goodwill and Other*. The Company has completed its most recent annual impairment tests as of December 31, 2012 and determined that no impairment existed.

Other intangible assets consist of licenses, certificates of need, noncompete agreements, and trade names. Licenses, certificates of need and trade names have indefinite lives and are not amortized. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, such as the cost of non-compete agreements for which their estimated useful life is usually 3 years, beginning after the earn-out period, if any.

The following table summarizes the activity related to our goodwill and other intangible assets for 2012 and 2011:

	Goodwill	Other Intangible Assets: Certificates of Need and Licenses	Trade Names	Non-compete Agreements	Total
Balances at 12-31-10	$ 101,060	$ 6,841	$ 7,381	$ 63	$ 14,285
Additions	31,593	2,250	3,040	230	5,520
Amortization	-	-	-	(96)	(96)
Balances at 12-31-11	$ 132,653	$ 9,091	$ 10,421	$ 197	$ 19,709
Additions	208	300	-	30	330
Adjustments	557	-	-	-	-
Amortization	-	-	-	(72)	(72)
Balances at 12-31-12	$ 133,418	$ 9,391	$ 10,421	$ 155	$ 19,967

At December 31, 2012, the Visiting Nurse (VN) segment includes $102,497, $8,781, $7,701 and $8, while the Personal Care (PC) segment includes $30,921, $610, $2,720 and $147 of total goodwill, certificates of need and licenses, trade names and non-compete agreements, respectively. At December 31, 2011, the Visiting Nurse (VN) segment includes $102,207, $8,481, $7,701 and $34, while the Personal Care (PC) segment includes $30,447, $610, $2,720 and $163 of total goodwill, certificates of need and licenses, trade names and non-compete agreements, respectively. Current period adjustments relate to finalization of purchase price for the Company's August 2011 acquisition of Cambridge Home Health Care Holdings, Inc. (Cambridge Acquisition), while additions pertain to two acquisitions completed during the third quarter of 2012.

Capitalization Policies

Maintenance, repairs and minor replacements are charged to expense as incurred. Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is recognized in income.

The Company capitalizes the cost of internally developed computer software for the Company's own use. Software development costs of approximately $968, $535 and $513 were capitalized in the years ended December 31, 2012, 2011 and 2010, respectively.

Insurance Programs

The Company bears significant insurance risk under its large-deductible workers' compensation insurance program and its self-insured employee health program. Under the workers' compensation insurance program, the Company bears risk up to $400 per incident, after which stop-loss coverage is maintained. The Company purchases stop-loss insurance for the employee health plan that places a specific limit, generally $100, on its exposure for any individual covered life.

Malpractice and general patient liability claims for incidents which may give rise to litigation have been asserted against the Company by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. The Company is aware of incidents that have occurred through December 31, 2012 that may result in the assertion of additional claims. The Company currently carries professional and general liability insurance coverage (on a claims made basis) for this exposure with no deductible. The Company also carries D&O coverage (also on a claims made basis) for potential claims against our directors and officers, including securities actions, with deductibles ranging from $100 to $250 per claim.

The Company records estimated liabilities for its insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. The Company monitors its estimated insurance-related liabilities and recoveries, if any, on a monthly basis and as required by ASU No. 2010-24, *Health Care Entities (Topic 954): Presentation of Insurance Claims and Related Insurance Recoveries*, records amounts due under insurance policies in other current assets, while recording the estimated carrier liability in other current liabilities. As facts change, it may become necessary to make adjustments that could be material to the Company's results of operations and financial condition.

Accounting for Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the Company's book and tax bases of assets and liabilities and tax carry-forwards using enacted tax rates in effect for the year in which the differences are expected to reverse.

Seasonality

Our VN segment operations located in Florida (which generated approximately 42% of that segment's revenues in 2011) normally experience higher admissions during the first quarter and lower admissions during the third quarter than in the other quarters due to seasonal population fluctuations.

Net Service Revenues

The Company is paid for its services primarily by federal and state third-party reimbursement programs, commercial insurance companies, and patients. Revenues are recorded at established rates in the period during which the services are rendered. Appropriate allowances to give recognition to third party payment arrangements are recorded when the services are rendered.

Approximately 71% of the Company's net service revenues are derived from the Medicare program. Net service revenues are recorded under the Medicare prospective payment program (PPS) based on a 60-day episode payment rate that is subject to adjustment based on certain variables including, but not limited to: (a) changes in the base episode payments established by the Medicare program; (b) adjustments to the base episode payments for case mix and geographic wages; (c) a low utilization payment adjustment (LUPA) if the number of visits was fewer than five; (d) a partial payment if our patient transferred to another provider or we received a patient from another provider before completing the episode; (e) a payment adjustment based upon the level of therapy services required (thresholds set at 6, 14 and 20 visits); (f) an outlier payment if our patient's care was unusually costly (capped at 10% of total reimbursement); and (g) the number of episodes of care provided to a patient.

At the beginning of each Medicare episode the Company calculates an estimate of the amount of expected reimbursement based on the variables outlined above and recognizes Medicare revenue on an episode-by-episode basis during the course of each episode over its expected number of visits. Over the course of each episode, as changes in the variables become known, adjustments are calculated and recorded as needed to reflect changes in expectations for that episode from those established at the start of the 60 day period until its ultimate outcome at the end of the 60 day period is known.

Substantially all remaining revenues are earned on a per visit, hour or unit basis (as opposed to episodic). For all services provided, the Company uses either payor-specific or patient-specific fee schedules for the recording of revenues at the amounts actually expected to be received.

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. It is common for issues to arise related to: 1) medical coding, particularly with respect to Medicare, 2) patient eligibility, particularly related to Medicaid, and 3) other reasons unrelated to credit risk, all of which may result in adjustments to recorded revenue amounts. The Company continuously evaluates the potential for revenue adjustments and when appropriate provides allowances for losses based upon the best available information. There is at least a reasonable possibility that recorded estimates could change by material amounts in the near term. Changes in estimates related to prior periods decreased revenues by approximately $75, $215, and $182 in the years ended December 31, 2012, 2011 and 2010, respectively.

Revenue and Receivable Concentrations

The following table sets forth the percent of the Company's revenues generated from Medicare, state Medicaid programs and other payors for the year ended December 31:

	2012	2011	2010
Medicare	70.7%	77.1%	80.9%
Medicaid & other government programs:			
Ohio	13.4%	8.7%	4.1%
Connecticut	6.5%	6.1%	6.0%
Kentucky	2.6%	2.7%	3.1%
Florida	0.5%	0.6%	0.7%
Others	0.3%	0.4%	0.6%
Subtotal	23.3%	18.5%	14.5%
All other payors	6.0%	4.4%	4.6%
Total	100.0%	100.0%	100.0%

Concentrations in the Company's accounts receivable were as follows as of December 31:

	2012		2011	
	Amount	Percent	Amount	Percent
Medicare	$ 34,882	59.1%	$ 32,150	58.8%
Medicaid & other government programs:				
Ohio	6,092	10.3%	7,828	14.3%
Connecticut	6,081	10.3%	4,730	8.7%
Kentucky	2,931	5.0%	3,387	6.2%
Others	1,014	1.8%	1,115	2.0%
Subtotal	16,118	27.4%	17,060	31.2%
All other payors	7,978	13.5%	5,432	10.0%
Subtotal	58,978	100.0%	54,642	100.0%
Third party payable	(3,771)		(2,812)	
Allowances	(5,236)		(6,664)	
Total	$ 49,971		$ 45,166	

At December 31, 2012 and 2011, the Company had $3,771 and $2,812 of payables outstanding primarily related to filed or estimated cost reports with the Kentucky Medicaid program.

The ability of payors to meet their obligations depends upon their financial stability, future legislation and regulatory actions. The Company does not believe there are any significant credit risks associated with receivables from Federal and state third-party reimbursement programs. The allowance for uncollectible accounts principally consists of management's estimate of amounts that may prove uncollectible for coverage, eligibility and technical reasons.

Payor Mix Concentrations and Related Aging of Accounts Receivable

The approximate breakdown by payor classification as a percent of total accounts receivable, net of contractual allowances, if any, at December 31, 2012 and 2011 is set forth in the following tables:

	2012				
Payor	0-90	91-180	181-365	>1 yr.	Total
Medicare	39%	14%	5%	2%	60%
Medicaid & Government	20%	3%	2%	2%	27%
Self Pay	2%	1%	0%	1%	4%
Insurance	4%	2%	2%	1%	9%
Total	65%	20%	9%	6%	100%

	2011				
Payor	0-90	91-180	181-365	>1 yr.	Total
Medicare	41%	12%	4%	1%	58%
Medicaid & Government	20%	4%	3%	5%	32%
Self Pay	2%	0%	0%	1%	3%
Insurance	4%	1%	1%	1%	7%
Total	67%	17%	8%	8%	100%

Allowance for Uncollectible Accounts by Payor Mix and Related Aging

The Company records an estimated allowance for uncollectible accounts by applying estimated bad debt percentages to its accounts receivable aging. The percentages to be applied by payor type are based on the Company's historical collection and loss experience. The Company's effective allowances for uncollectible accounts as a percent of accounts receivable were as follows at December 31, 2012 and 2011:

	2012				
Payor	0-90	91-180	181-365	>1 yr.	>2 yrs.
Medicare	0%	1%	9%	100%	100%
Medicaid & Government	1%	11%	31%	71%	100%
Self Pay	1%	4%	34%	77%	100%
Insurance	6%	17%	44%	79%	100%
Total	1%	4%	23%	82%	100%

	2011				
Payor	0-90	91-180	181-365	>1 yr.	>2 yrs.
Medicare	3%	9%	29%	100%	100%
Medicaid & Government	1%	7%	20%	89%	100%
Self Pay	1%	5%	18%	86%	100%
Insurance	2%	9%	27%	95%	100%
Total	3%	9%	25%	91%	100%

The Company's allowance for uncollectible accounts at December 31, 2012 and 2011 was approximately $5,236 and $6,664, respectively.

Net Income per Share

Net income per share is presented as a unit of basic shares outstanding and diluted shares outstanding. Diluted shares outstanding is computed based on the weighted average number of common shares and common equivalent shares outstanding. Common equivalent shares result from dilutive stock options and unvested restricted shares. The following table is a reconciliation of basic to diluted shares used in the earnings per share calculation for the year ended December 31:

	2012	2011	2010
Basic weighted average outstanding shares	9,285	9,278	9,123
Dilutive effect of outstanding compensation awards	39	82	229
Diluted weighted average outstanding shares	9,324	9,360	9,352

The assumed conversions to common stock of 218, 125, and 26 of the Company's outstanding stock options were excluded from the diluted EPS computation in 2012, 2011, and 2010, respectively, because these items, on an individual basis, have an anti-dilutive effect on diluted EPS.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Statement Reclassifications

Certain prior period amounts and data have been reclassified in the financial statements and related notes in order to conform to the 2012 presentation. Such reclassifications had no effect on previously reported net income.

Stock-Based Compensation

Stock options and restricted stock are granted under various stock compensation programs to employees and independent directors. The Company accounts for such grants in accordance with ASC Topic 718, *Compensation – Stock Compensation* and amortizes the fair value of awards, after estimated forfeiture, on a straight-line basis over the requisite service periods.

Accounting for Leases

The Company accounts for operating leases using the straight-line rents method, which amortizes contracted total rents due evenly over the lease term.

Advertising Costs

The Company expenses the costs of advertising as incurred. Advertising expense was $316, $370 and $425 for the years ended December 31, 2012, 2011, and 2010, respectively.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. (ASU) 2011-04, *Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS.* The amendments in ASU 2011-04 change the wording used to describe many of the requirements in U.S. Generally Accepted Accounting Principles (GAAP) for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 was effective for the Company beginning January 1, 2012. The adoption of ASU 2011-04 did not impact the consolidated financial statements.

In July 2011, the FASB issued ASU 2011-07, *Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities.* Under ASU 2011-07, only health care organizations (HCOs) that do not assess the collectability of a receivable before recognizing revenue will present their provision for bad debt related to patient service revenue as a deduction from revenue on the face of the statement of operations. ASU 2011-07 also requires and expands qualitative and quantitative disclosures about changes in the allowance. For certain HCOs, the guidance may result in the provision for bad debts being presented in two separate lines, a contra-revenue line for bad debts related to patient services and an expense line for bad debts related to all other sources of income. The amendments to the presentation of the provision for bad debts related to patient service revenue in the statement of operations are applied retrospectively to all prior periods presented, while required disclosures are provided prospectively. ASU 2011-07 was effective for the Company beginning January 1, 2012. The adoption of this standard did not impact the consolidated financial statements, as the Company does not recognize significant revenue without assessing a customer's ability to pay.

In September 2011, the FASB issued ASU 2011-08: *Intangibles – Goodwill and Other (Topic 350)* which amends current guidance to allow companies to first perform a qualitative assessment to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. ASU 2011-08 was effective for the Company beginning January 1, 2012. The adoption of ASU 2011-08 did not impact the consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, *Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment* intended to simplify how an entity tests indefinite-lived assets other than goodwill for impairment by providing entities with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. ASU 2012-02 will be effective for the Company's calendar year beginning January 1, 2013 and early adoption is permitted. The Company does not anticipate the adoption will have a material impact on its consolidated financial position or results of operations.

NOTE 2 - ACCRUED LIABILITIES

Accrued liabilities consist of the following as of December 31:

	2012	2011
Wages and employee benefits	$ 10,450	$ 9,028
Insurance accruals	9,700	9,711
Accrued taxes	381	380
Accrued professional fees and other	1,343	2,348
	$ 21,874	$ 21,467

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following as of December 31:

	2012	2011
Leasehold improvements	$ 781	$ 796
Medical equipment	641	537
Computer equipment	8,060	7,968
Internally developed software	2,689	3,130
Office and other equipment	3,330	3,088
	15,501	15,519
Less accumulated depreciation	(10,100)	(10,290)
	$ 5,401	$ 5,229

Depreciation and amortization expense is recorded in general and administrative expenses - other and was $2,315, $2,522 and $2,396 for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 4 - REVOLVING CREDIT FACILITY

At December 31, 2012, the Company had a $125 million senior secured revolving credit facility with JP Morgan Chase Bank, NA, as Administrative Agent, Bank of America, as Syndication Agent and certain other lenders. The facility consists of a $125 million credit line with a maturity date of December 2, 2015 and an "accordion" feature providing for potential future expansion of the facility to $175 million. Borrowings (other than letters of credit) under the credit facility are at either the bank's prime rate plus a margin (ranging from 1.25% to 2.25%, currently 1.25%) or LIBOR plus a margin (ranging from 2.25% to 3.25%, currently 2.25%). The margin for prime rate or LIBOR borrowings is determined by the Company's leverage. Borrowings under the Facility are secured by a first priority perfected security interest in all tangible and intangible assets of the Company, and all existing and future direct and indirect subsidiaries of the Company, as guarantors.

The weighted average prime rate-based interest rates were 4.50% and 4.50% for the year ended December 31, 2012 and 2011, respectively. The weighted average LIBOR rate was 2.68% and 2.59% for 2012 and 2011, respectively. The Company pays a commitment fee quarterly of 0.30% to 0.50% on the average daily unused facility balance based on leverage. Borrowings are subject to various covenants including a multiple of 3.0 times earnings before interest, taxes, depreciation and amortization ("EBITDA"). "EBITDA" may include "Acquired EBITDA" from proforma acquisitions pursuant to a calculation rider, up to 50% of "Adjusted EBITDA", as defined. Borrowings under the facility may be used for general corporate purposes, including acquisitions. As of December 31, 2012, the formula permitted $97.8 million to be used, of which no amounts were outstanding. The Company has irrevocable letters of credit totaling $6.4 million outstanding in connection with its self-insurance programs. Thus, a total of $91.4 million was available for use at December 31, 2012. The Facility is subject to various financial covenants. As of December 31, 2012, the Company was in compliance with the covenants. Under the most restrictive of its covenants, the Company was required to maintain minimum net worth of at least $156.5 million at December 31, 2012. At such date, the Company's net worth was approximately $204.3 million.

NOTE 5 - FAIR VALUE MEASUREMENTS

The Company's financial instruments consist of cash, accounts receivable, payables and debt instruments. Due to their short-term nature, the book values of cash, accounts receivable and payables are considered representative of their respective fair values. The fair value of the Company's debt instruments approximates their carrying values as substantially all of such debt instruments have rates which fluctuate with changes in market rates.

As of December 31, 2012, the Company does not have any assets or liabilities carried at fair value that are measured on a recurring basis.

NOTE 6 - INCOME TAXES

The provision for income taxes consists of the following as of December 31:

	2012	2011	2010
Federal - current	$ 6,206	$ 7,833	$ 14,970
State and local - current	1,197	1,375	2,938
Deferred	3,753	4,371	2,770
	$ 11,156	$ 13,579	$ 20,678

A reconciliation of the statutory to the effective rate of the Company is as follows as of December 31:

	2012	2011	2010
Tax provision using statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of Federal benefit	4.1%	3.9%	4.3%
Valuation allowance	-0.6%	0.0%	0.3%
Other, net	0.7%	0.6%	0.6%
Tax provision for continuing operations	39.2%	39.5%	40.2%

The Company has provided a valuation allowance against certain net deferred tax assets based upon management's estimation of realizability of those assets through future taxable income. This valuation allowance was based in large part on the Company's history of generating operating income or losses in individual tax locales and expectations for the future. The Company's ability to generate the expected amounts of taxable income from future operations to realize its recorded net deferred tax assets is dependent upon general economic conditions, competitive pressures on revenues and margins and legislation and regulation at all levels of government. There can be no assurances that the Company will meet its expectations of future taxable income. However, management has considered the above factors in reaching its conclusion that it is more likely than not that future taxable income will be sufficient to realize the deferred tax assets (net of valuation allowance) as of December 31, 2012.

During 2012, the valuation allowance decreased by $169, of which $159 was a decrease due to a change in expected realizability of deferred tax assets for states operating loss carry-forwards. The change was primarily generated by a structural reorganization enabling additional expected utilization of state net operating loss carry-forwards upon which a valuation allowance had been previously placed on the related deferred tax assets.

The principal tax carry-forwards and temporary differences were as follows as of December 31:

	2012	2011
Deferred tax assets		
Non-deductible reserves and allowances	$ 4,331	$ 5,376
Insurance accruals	2,212	2,415
Net operating loss carryforwards	1,251	1,254
	7,794	9,045
Valuation allowance	(960)	(1,129)
Deferred tax assets	6,834	7,916
Deferred tax liabilities		
Intangibles	(15,525)	(12,904)
Accelerated depreciation	(1,514)	(1,172)
Deferred tax liabilities	(17,039)	(14,076)
Net deferred tax liabilities	$ (10,205)	$ (6,160)
Deferred tax (liabilities) assets are reflected in the accompanying balance sheet as:		
Current assets	6,580	7,470
Long-term liabilities	(16,785)	(13,630)
Net deferred tax liabilities	$ (10,205)	$ (6,160)

The Company had book goodwill of $57.5 million and $56.9 million at December 31, 2012 and 2011, respectively, which was not deductible for tax purposes.

State operating loss carry-forwards totaling $22.2 million at December 31, 2012 are being carried forward in jurisdictions where we are permitted to use tax losses from prior periods to reduce future taxable income. If not used to offset future taxable income, these losses will expire between 2013 and 2032. Due to uncertainty regarding our ability to use some of the carry-forwards, a valuation allowance has been established on $16.1 million of state net operating loss carry-forwards. Based on our historical record of producing taxable income and expectations for the future, we have concluded that future operating income will be sufficient to give rise to taxable income sufficient to utilize the remaining state net operating loss carry-forwards.

The Company concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The evaluation was performed for the tax years ended December 31, 2006, through 2012. For federal tax purposes, the Company is currently subject to examinations for tax years after 2008, while for state purposes, tax years after 2006 are subject to examination, depending on the specific state rules and regulations. The Internal Revenue Service completed an examination of the December 31, 2009 tax year.

The Company may from time to time be assessed interest and penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to its financial results. Assessments for interest and/or penalties are classified in the financial statements as general and administrative - other.

NOTE 7 - STOCKHOLDERS' EQUITY

Employee Stock Option Plans

The Company has a 2000 Employee Stock Option Plan which initially provided for options to purchase up to 1,000 shares of the Company's common stock to key employees, officers and directors. The Board of Directors determines the amount and terms of the options, which cannot exceed ten years. At December 31, 2012, options for 123 shares were outstanding under this plan. There are no shares available for future grant.

The 2007 Stock and Incentive Compensation Plan provides for stock awards up to 500 shares of the Company's common stock to employees, non-employee directors or independent contractors, with a maximum number of full value restricted share awards up to 200. Historically, the Company has issued restricted share and/or option awards to employees and non-employee directors. The Board of Directors determines the amount and terms of the options, which cannot exceed ten years. Restricted share awards cliff vest on the third anniversary, while option share awards vest annually in 25% increments over four years. As of December 31, 2012, options for 219 shares had been granted and were outstanding under this plan, while 129 restricted shares had been awarded. Shares available for future grant amounted to 99 shares at December 31, 2012.

Changes in award shares outstanding are summarized as follows:

	Restricted shares		Options	
	Shares	Wtd. Avg. Grant Price	Shares	Wtd. Avg. Ex. Price
December 31, 2009	80	$ 30.62	430	$ 18.87
Granted	23	42.49	2	31.91
Vested or Exercised	-	-	(95)	5.44
Forfeited	(11)	29.23	(23)	(27.59)
December 31, 2010	92	$ 33.74	314	$ 22.39
Granted	20	36.69	32	36.69
Vested or Exercised	(35)	26.81	(38)	10.86
Forfeited	(6)	34.76	(16)	(28.05)
December 31, 2011	71	$ 37.85	292	$ 25.15
Granted	29	24.16	63	24.16
Vested or Exercised	(44)	37.61	(11)	6.49
Forfeited	(6)	28.55	(3)	(20.19)
December 31, 2012	50	$ 31.35	341	$ 25.62

The following table summarizes information about stock options at December 31, 2012:

	Options Outstanding			Options Exercisable		
Range of Exercise Price	Shares	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price
$4.00-20.01	8	1.87	$ 4.28	8	1.87	$ 4.28
$20.01-30.00	226	5.77	$ 21.37	162	4.39	$ 20.29
Over $30.00	107	6.80	$ 36.11	70	6.45	$ 35.96
	341	6.01	$ 25.62	240	4.91	$ 24.33

The following table details exercisable options and related information for the year ended December 31:

	2012	2011	2010
Exercisable at end of year	240	219	199
Weighted average price	$ 24.33	$ 22.21	$ 19.59
Weighted average fair value of options granted during the year	$ 10.92	$ 18.31	$ 11.08

The following table details unvested options for the year ended December 31, 2012:

	Shares	Wtd. Avg. Ex. Price
December 31, 2011	73	$ 34.02
Vested	35	31.63
Granted	63	24.16
Forfeited	(0)	(22.18)
December 31, 2012	101	$ 28.69

The fair value of each option award is estimated on the date of grant using the Monte Carlo option valuation model with suboptimal exercise behavior. The Monte Carlo model places greater emphasis on market evidence and predicts more realistic results because it considers open form information including volatility, employee exercise behaviors and turnover. The following assumptions were used in determining the fair value of option awards for 2012:

Grant date	Equivalent interest rate	Equivalent volatility	Implied expected lives
February, 2012	1.92%	40.00%	7.98

As of December 31, 2012, there was $1,895 of total unrecognized compensation cost, after estimated forfeitures, related to unvested share-based compensation granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.10 years. The total fair value of option shares vested was $3,124 and $2,581 during the years ended December 31, 2012 and 2011, respectively.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (2009 ESPP) which will provide employees of the Company and its subsidiaries with an opportunity to participate in the growth of the Company and to further align the interest of the employees with the interests of the Company through the purchase of shares of the Company's Common Stock. Under the 2009 ESPP, 300 shares of the Company's Common Stock have been authorized for issuance. As of December 31, 2012, all 300 shares remain available.

Directors Deferred Compensation Plan

The Company had a Non-Employee Directors Deferred Compensation Plan (the Deferred Plan) which allowed Directors to elect to receive fees for Board services in the form of shares of the Company's common stock. Directors' fees were expensed as incurred whether paid in cash or deferred into the Deferred Plan. The Deferred Plan was terminated as of February 22, 2010 with all shares distributed on February 23, 2011. During 2012, the Company redeemed 72 shares of stock for $1.7 million related to this distribution.

NOTE 8 - RETIREMENT PLAN

The Company administers a 401(k) defined contribution retirement plan for the benefit of the majority of its employees. Employees may participate in the plan immediately upon employment. The Company matches contributions in an amount equal to one-quarter of the first 5% of each participant's contribution to the plan after completion of one year of service with the Company. 401(k) assets are held by an independent trustee, are not assets of the Company, and accordingly are not reflected in the Company's balance sheets. The Company's retirement plan expense was approximately $509, $472 and $537 for the years ended December 31, 2012, 2011, and 2010, respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain real estate, office space, and equipment under non-cancelable operating leases expiring at various dates through 2014 and which contain various renewal and escalation clauses. Rent expense amounted to approximately $8,656, $7,700 and $6,943 for years ended December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, minimum rental payments under these leases were as follows:

2013	$ 5,144
2014	2,905
2015	1,790
2016	545
2017	193
Total	$ 10,577

Notes Payable

The Company has three acquisition-related, unsecured notes payable totaling $1.1 million bearing interest at 6% per annum. At December 31, 2012, future principal payments on the notes payable were $500, $125, and $500 in April 2013, November 2103, and April 2014, respectively.

Legal Proceedings

The Company is currently, and from time to time, subject to claims and suits arising in the ordinary course of its business, including claims for damages for personal injuries. In the opinion of management, after discussions with legal counsel, the ultimate resolution of any of these ordinary course pending claims and legal proceedings will not have a material effect on the Company's financial position or results of operations.

As previously disclosed, four derivative complaints were filed in Jefferson Circuit Court, Kentucky, against the members of the Company's board of directors and chief financial officer. All four lawsuits named the Company as a nominal defendant and were consolidated into a single action. All of the complaints and the resulting consolidated complaint refer to an April 27, 2010 *The Wall Street Journal* article and the subsequent governmental investigations. On February 13, 2012, the independent directors filed a motion to dismiss the complaint, which was later joined by the counsel of the Company's chief executive officer and chief financial officer. On October 2, 2012, the Court entered an order granting the motion to dismiss and dismissing the complaint with prejudice. On November 1, 2012 the plaintiffs filed an appeal of the Court's ruling with the Kentucky Court of Appeals.

As previously disclosed, a fifth derivative complaint involving Richard W. Carey was filed in U.S. District Court for the Western District of Kentucky. The lawsuit names the Company as a nominal defendant and is substantially duplicative of the derivative complaint pending in the Jefferson Circuit Court. The Court granted the defendants' motion to stay the lawsuit pending further order of the Court.

The Company is unable to assess the probable outcome or potential liability, if any, arising from these matters.

NOTE 10 - SEGMENT DATA

The Company has two reportable segments, VN and PC. Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in ASC Topic 280, *Segment Reporting*. The Company does not allocate certain corporate expenses to the reportable segments. These expenses are included in Unallocated below. The Company evaluates the performance of its business segments based upon operating income. Intercompany transactions between segments are eliminated.

The Company's VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. Approximately 91% of the VN segment revenues are generated from the Medicare program, while the balance is generated from Medicaid and private insurance programs.

The Company's PC segment services are also provided in patients' homes. These services (generally provided by paraprofessional staff such as home health aides) are generally of a custodial rather than skilled nature. PC revenues are generated on an hourly basis. Approximately 86% of the PC segment revenues are generated from Medicaid and other government programs, while the balance is generated from insurance programs and private pay patients.

	Year Ended December 31,		
	2012	2011	2010
Net service revenues			
Visiting Nurse	$ 271,477	$ 283,596	$ 294,915
Personal Care	77,047	56,257	40,380
	$ 348,524	$ 339,853	$ 335,295
Operating income			
Visiting Nurse	$ 39,424	$ 45,744	$ 66,193
Personal Care	10,029	8,682	5,523
Unallocated	(20,909)	(19,865)	(20,059)
	$ 28,544	$ 34,561	$ 51,657
Identifiable assets			
Visiting Nurse	$ 158,823	$ 153,266	$ 147,299
Personal Care	47,860	42,302	12,111
Unallocated	42,576	55,592	60,717
	$ 249,259	$ 251,160	$ 220,127
Identifiable liabilities			
Visiting Nurse	$ 9,940	$ 12,272	$ 10,458
Personal Care	4,670	3,019	2,834
Unallocated	30,334	29,572	24,667
	$ 44,944	$ 44,863	$ 37,959
Capital expenditures			
Visiting Nurse	$ 740	$ 790	$ 1,815
Personal Care	648	756	69
Unallocated	1,099	1,344	723
	$ 2,487	$ 2,890	$ 2,607
Depreciation and amortization			
Visiting Nurse	$ 1,030	$ 1,330	$ 1,379
Personal Care	156	80	44
Unallocated	1,392	1,406	1,490
	$ 2,578	$ 2,816	$ 2,913

NOTE 11 - ACQUISITIONS

The Company completed each of the following acquisitions in pursuit of its strategy for operational expansion in the eastern United States through an expanded service base and enhanced position in certain geographic areas. The purchase price of each acquisition was determined based on the Company's analysis of comparable acquisitions, expected cash flows and arm's length negotiation with the sellers. Each acquisition was included in the Company's consolidated financial statements from the respective acquisition date.

Goodwill recognized from the acquisitions primarily relates to expected contributions of each entity to the overall corporate strategy in addition to synergies and acquired workforce, which are not separable from goodwill. All goodwill and other intangible assets generated in the transactions below are expected to be deductible for tax purposes on a straight-line basis over 15 years, unless otherwise noted.

During 2012, the Company completed two small acquisitions to expand existing VN and PC segment operations.

On August 5, 2011 the Company acquired 100% of the outstanding equity interests of Cambridge Home Health Care Holdings, Inc. (Cambridge) with a cash-free, debt-free balance sheet for an all-cash purchase price of $32.8 million. Cambridge and its subsidiaries own and operate 37 home health branches with 34 in Ohio and three in western Pennsylvania. The Cambridge transaction was a 100% acquisition of stock and accordingly, tax deductible goodwill and identified intangibles is limited to $4.0 million.

On April 1, 2011, the Company acquired the assets of a Medicare-certified home health agency in Cincinnati, Ohio with approximately $5 million in annual revenues for $5.3 million in total consideration consisting of cash and a $1 million note payable.

On November 2, 2010, the Company acquired for cash and a small note payable the assets of a small Medicare-certified home health agency in Ohio.

NOTE 12 - QUARTERLY FINANCIAL DATA— (UNAUDITED)

Summarized quarterly financial data are as follows for the years ended December 31:

	2012				2011			
	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Net service revenues	$ 86,554	$ 85,128	$ 86,892	$ 89,950	$ 89,331	$ 86,207	$ 81,718	$ 82,596
Gross margin	41,303	40,610	41,596	44,191	44,205	42,864	42,106	43,612
Net income	$ 3,704	$ 4,099	$ 4,549	$ 4,932	$ 5,305	$ 4,842	$ 4,950	$ 5,705
Average shares outstanding								
Basic	9,280	9,256	9,255	9,268	9,296	9,296	9,284	9,205
Diluted	9,313	9,315	9,315	9,334	9,328	9,346	9,376	9,329
Net income per share								
Basic	$ 0.40	$ 0.44	$ 0.49	$ 0.53	$ 0.57	$ 0.52	$ 0.53	$ 0.62
Diluted	$ 0.40	$ 0.44	$ 0.49	$ 0.53	$ 0.57	$ 0.52	$ 0.53	$ 0.61

NOTE 13 - SUBSEQUENT EVENTS

Management has evaluated all events and transactions that occurred after December 31, 2012. During this period, the Company had no material subsequent events requiring recognition in the consolidated financial statements or any non-recognized subsequent events requiring disclosure.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Almost Family, Inc.

We have audited the accompanying consolidated balance sheets of Almost Family, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Almost Family, Inc. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Almost Family, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP

Louisville, Kentucky
March 13, 2013

Management's Report on Internal Control over Financial Reporting

The consolidated financial statements appearing in this Annual Report have been prepared by management that is responsible for their preparation, integrity and fair presentation. The statements have been prepared in accordance with U. S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Principal Financial Officer (PFO), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded our internal control over financial reporting was effective based on the criteria described above as of December 31, 2012.

Ernst & Young LLP, an independent registered public accounting firm, has audited and reported on the consolidated financial statements of Almost Family, Inc. and on the effectiveness of our internal control over financial reporting. The reports of Ernst & Young LLP are contained in this Annual Report.

/s/ William B. Yarmuth
William B. Yarmuth
Chairman and Chief Executive Officer

Date: March 14, 2013

/s/ C. Steven Guenthner
C. Steven Guenthner
President & Principal Financial Officer

March 14, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Almost Family, Inc.

We have audited Almost Family, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Almost Family, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Almost Family, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Almost Family, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Almost Family, Inc. and subsidiaries and our report dated March 13, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP
Louisville, Kentucky
March 13, 2013

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures – As of December 31, 2012, the Company's management, with participation of the Company's Chief Executive Officer and Principal Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on that evaluation, the Chief Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2012.

Internal Control – Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have included a report that provides management's assessment of our internal control over financial reporting as part of this Annual Report on Form 10-K for the year ended December 31, 2012. Management's report is included in Item 8 of this report under the caption entitled "Management's Report on Internal Control Over Financial Reporting," and is incorporated herein by reference. Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting. This attestation report is included in item 8 of this report under the caption entitled "Report of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting - There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2012, that have materially affected, or are reasonably likely to materially affect, Almost Family, Inc.'s internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is set forth in the Registrant's definitive proxy statement to be filed with the Commission no later than 120 days after December 31, 2012, except for the information regarding executive officers of the Company. The information required by this Item contained in such definitive proxy statement is incorporated herein by reference.

The following table sets forth certain information with respect to the Company's executive officers.

Name	Age	Position with the Company
William B. Yarmuth (1)	60	Chairman of the Board and Chief Executive Officer
C. Steven Guenthner (2)	52	President and Principal Financial Officer
P. Todd Lyles (3)	51	Senior Vice President – Administration
Anne T. Liechty (4)	60	Senior Vice President – VN Operations
Dr. Rajneesh Kaushal (5)	52	Senior Vice President and Chief Clinical Officer
Jeffrey T. Reibel (6)	41	Vice President and Chief Accounting Officer

Executive officers of the Company are elected by the Board of Directors and serve at the pleasure of the Board of Directors with the exception of William B. Yarmuth who has an employment agreement with the Company. There are no family relationships between any director or executive officer.

(1) William B. Yarmuth has been a director of the Company since 1991, when the Company acquired National Health Industries ("National"), where Mr. Yarmuth was Chairman, President and Chief Executive Officer. After the acquisition, Mr. Yarmuth became the President and Chief Operating Officer of the Company. Mr. Yarmuth has served as Chairman and CEO since 1992. He was Chairman of the Board, President and Chief Executive Officer of National from 1981 to 1991.

(2) C. Steven Guenthner has been President and Principal Financial Officer since June of 2012. Prior to which, Mr. Guenthner served as Senior Vice President and Chief Financial Officer of the Company for twenty years. From 1983 through 1992, Mr. Guenthner was employed as a C.P.A. with Arthur Andersen LLP.

(3) P. Todd Lyles joined the Company as Senior Vice President Planning and Development in 1997 and now serves as Senior Vice President – Administration. Prior to joining the Company Mr. Lyles was Vice President Development for the Kentucky Division of Columbia/HCA, a position he had held since 1993. Mr. Lyles experience also includes 8 years with Humana Inc. in various financial and hospital management positions.

(4) Anne T. Liechty became Senior Vice President – VN Operations in 2001. Ms. Liechty has been employed by the Company since 1986 in various capacities including Vice President of Operations for the Company's VN segment and its Product segment.

(5) Dr. Rajneesh Kaushal joined the company as Senior Vice President in October 2011 and now also serves as Chief Clinical Officer. Prior to joining the company, Dr. Kaushal had served as Executive Vice President and Chief Clinical Officer for AccentCare, a national home health care company, which merged with Guardian Home Care Holdings (Guardian) in December of 2010. Dr. Kaushal joined Guardian in 2006 and his experience also includes hospital and post-acute care geriatrics.

(6) Jeffrey T. Reibel, a C.P.A., joined the Company in September of 2010 as Vice President of Finance and became Vice President and Chief Accounting Officer in 2012. Prior to joining the Company, Mr. Reibel served as Chief Executive Officer of a private compliance company he founded in 2006. Mr. Reibel's experience also includes three years as Controller and Principal Accounting Officer for a publicly traded company in addition to twelve years with Ernst & Young LLP, specializing in audits of public companies and various clients in the healthcare industry, including home health.

Code of Ethics

The Company has adopted a Code of Ethics for Senior Financial Officers that applies to its chief executive officer, principal financial officer, chief accounting officer and any person performing similar functions. The Company has made the Code of Ethics available on its website at www.almostfamily.com and will post any waivers to the Code of Ethics on the website.

ITEMS 11, 12, 13 and 14. EXECUTIVE COMPENSATION; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE; AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant intends to file a definitive proxy statement with the Commission pursuant to Regulation 14A (17 CFR 240.14a) not later than 120 days after the close of the fiscal year covered by this report. In accordance with General Instruction G(3) to Form 10-K, the information called for by Items 11, 12, 13 and 14 is incorporated herein by reference to portions of the definitive proxy statement.

Equity Compensation Plans

As of December 31, 2012, shares of common stock authorized for issuance under our equity compensation plans are summarized in the following table. See note 7 to the consolidated financial statements for a description of the plans. The table below is furnished pursuant to item 12.

Plan Category	Shares to be Issued Upon Exercise	Weighted Average Option Exercise Price	Shares Available for Future Grants
Plans approved by shareholders	341,326	$ 25.62	98,996
Plans not approved by shareholders	-	-	-
Total	341,326	$ 25.62	98,996

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following items are filed as part of this report:

All other Schedules have been omitted because they are either not required, not applicable or, the information has otherwise been supplied in the financial statements or notes thereto.

(b) Exhibits required to be filed by Item 601 of Regulation S-K are set forth below:

Number	Description of Exhibit
3.1	Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to Exhibit No. 3.1 of the Registrant's Annual Report on Form 10-K for the year ended March 31, 1997 and Exhibit 3.1 of the Registrant's Quarterly Report Form 10-Q for the quarter ended September 30, 2008)
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K dated June 4, 2012)
4.1	Other Debt Instruments – copies of other debt instruments for which the total debt is less than 10% of assets will be furnished to the Commission upon request.
10.1+	Employment Agreement, dated January 1, 1996, between the Company and William B. Yarmuth (incorporated by reference to the Registrant's report on Form 10-K for the year ended March 31, 1996).
10.2+	2007 Stock and Incentive Compensation Plan (incorporated by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A as filed on June 25, 2007).
10.3+	2000 Stock Option Plan (incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 333-88744).
10.4+	Amended and Restated Non-Employee Directors Deferred Compensation Plan (incorporated by reference to the Exhibit 10.13 to Registrant's Report on Form 10-K for the year ended December 31, 2009).
10.5+	Forms of Stock Option Agreements and Restricted Stock Award Agreement pursuant to 2007 Stock and Incentive Plan (incorporated by reference to the Registrant's report on Form 10-K for the year ended December 31, 2008).
10.6+	Amendment dated January 1, 2009 to Employment Agreement effective January 1, 1996, between the Registrant and William B. Yarmuth (incorporated by reference to the Registrant's report on Form 10-K for the year ended December 31, 2008).
10.7+	Amendment to Amended and Restated 2000 Stock Option Plan dated January 1, 2009 (incorporated by reference to the Registrant's report on Form 10-K for the year ended December 31, 2008).
10.8	Almost Family, Inc. 2009 Employee Stock Purchase Plan (incorporated by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A as filed on July 1, 2009).
10.9	Credit Agreement, dated as of December 2, 2010 among Almost Family, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent and Bank of America, N.A., as Syndication Agent. (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated December 2, 2010).
21*	List of Subsidiaries of Almost Family, Inc.
23.1*	Consent of Ernst & Young LLP
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
31.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.
101	Financial statements from the annual report on Form 10-K of Almost Family, Inc. for the year ended December 31, 2012, filed on March 14, 2013, formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Stockholders' Equity, and (v) the Notes to Consolidated Financial Statements.

*Denotes filed herein.
+Denotes compensatory plan or management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMOST FAMILY, INC.
March 14, 2013

By: /s/ William B. Yarmuth March 14, 2013
William B. Yarmuth
Chairman, Chief Executive Officer

By: /s/ C. Steven Guenthner March 14, 2013
C. Steven Guenthner
President and Principal Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ William B. Yarmuth William B. Yarmuth	Director, Chief Executive Officer (principal executive officer)	March 14, 2013
By: /s/ C. Steven Guenthner C. Steven Guenthner	President and Principal Financial Officer	March 14, 2013
By: /s/ Jeffrey T. Reibel Jeffrey T. Reibel	Vice President of Finance and Chief Accounting Officer	March 14, 2013
By: /s/ Steven B. Bing Steven B. Bing	Director	March 14, 2013
By: /s/ Donald G. McClinton Donald G. McClinton	Director	March 14, 2013
By: /s/ Tyree G. Wilburn Tyree G. Wilburn	Director	March 14, 2013
By: /s/ Jonathan D. Goldberg Jonathan D. Goldberg	Director	March 14, 2013
By: /s/ W. Earl Reed, III W. Earl Reed, III	Director	March 14, 2013
By: /s/ Henry M. Altman, Jr. Henry M. Altman, Jr.	Director	March 14, 2013

ALMOST FAMILY, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
SCHEDULE II
(In thousands)

	Col. A	Col. B	Col. C	Col. D	Col. E
		Additions/(Deductions)			
		(1)	(2)		
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	(3) Deductions	Balance at End of Period
Allowances:					
Year Ended December 31, 2012	$ 6,664	$ 2,825	$ 46	$ (4,299)	$ 5,236
Year Ended December 31, 2011	7,525	$ 2,362	$ 732	$ (3,955)	6,664
Year Ended December 31, 2010	6,534	$ 3,675	$ (451)	$ (2,233)	7,525

(1) Charged to bad debt expense.
(2) Acquired uncollectible accounts reserves.
(3) Write-off of accounts.

ALMOST FAMILY, INC. AND SUBSIDIARIES
LIST OF SUBSIDIARIES AS OF DECEMBER 31, 2012

NAME OF ENTITY	STATE OF INCORPORATION OR ORGANIZATION
I. Almost Family, Inc. directly owned subsidiaries	
Adult Day Care of America, Inc.	Delaware
AFAM Merger, Inc.	Delaware
AFAM Acquisition, LLC	Kentucky
National Health Industries, Inc.	Kentucky
II. National Health Industries, Inc. directly and indirectly owned subsidiaries	
AFAM Acquisition Ohio, LLC	Kentucky
Almost Family PC of Ft. Lauderdale, LLC	Florida
Almost Family PC of Kentucky, LLC	Kentucky
Almost Family PC of SW Florida, LLC	Florida
Almost Family PC of West Palm, LLC	Florida
Cambridge Home Health Care Holdings, Inc.	Delaware
Cambridge Home Health Care, Inc.	Ohio
Cambridge Home Health Care, Inc./Private	Ohio
Caretenders Mobile Medical Services, LLC	Ohio
Caretenders of Cleveland, Inc.	Kentucky
Caretenders of Columbus, Inc.	Kentucky
Caretenders of Jacksonville, LLC	Florida
Caretenders Visiting Services of Columbus, LLC	Ohio
Caretenders Visiting Services of District 6, LLC	Kentucky
Caretenders Visiting Services of District 7, LLC	Kentucky
Caretenders Visiting Services Employment Company, Inc.	Kentucky
Caretenders Visiting Services of Gainesville, LLC	Florida
Caretenders Visiting Services of Hernando County, LLC	Florida
Caretenders Visiting Services of Kentuckiana, LLC	Kentucky
Caretenders Visiting Services of Ocala, LLC	Florida
Caretenders Visiting Services of Orlando, LLC	Kentucky
Caretenders Visiting Services of Pinellas County, LLC	Florida
Caretenders Visiting Services of Southern Illinois, LLC	Illinois
Caretenders Visiting Services of St. Augustine, LLC	Florida
Caretenders Visiting Services of St. Louis, LLC	Missouri
Caretenders VNA of Ohio, LLC	Ohio
Caretenders VS of Boston, LLC	Massachusetts
Caretenders VS of Central KY, LLC	Kentucky
Caretenders VS of Lincoln Trail, LLC	Kentucky
Caretenders VS of Louisville, LLC	Kentucky
Caretenders VS of Northern KY, LLC	Kentucky
Caretenders VS of Ohio, LLC	Ohio
Caretenders VS of SE Ohio, LLC	Ohio
Caretenders VS of Western KY, LLC	Kentucky
Mederi Caretenders VS of Broward, LLC	Florida
Mederi Caretenders VS of SE FL, LLC	Florida
Mederi Caretenders VS of SW FL, LLC	Florida
Mederi Caretenders VS of Tampa, LLC	Florida
Princeton Home Health, LLC	Alabama

III. AFAM Acquisition, LLC directly and indirectly owned subsidiaries

Patient Care, Inc.	Delaware
Patient Care Medical Services, Inc.	New Jersey
Patient Care New Jersey, Inc.	Delaware
Patient Care Pennsylvania, Inc.	Delaware
Priority Care, Inc.	Connecticut
Patient Care Connecticut, LLC	Connecticut